AGREEMENT AND PLAN OF MERGER

dated as of September 14, 2008

by and among

Best Buy Co., Inc.,

Puma Cat Acquisition Corp.

and

Napster, Inc.

TABLE OF CONTENTS

ARTICLE 1	THE OFFER	2

1.1	The Offer	2

1.2	Parent and Purchaser’s Obligations with Respect to the Offer	3

1.3	The Company’s Obligations with Respect to the Offer	4

ARTICLE 2	THE MERGER	5

2.1	The Merger	5

2.2	Effects of the Merger	6

2.3	Certificate of Incorporation and Bylaws of the Surviving Corporation	6

2.4	Directors	6

2.5	Officers	6

2.6	Effect on Shares of Capital Stock	6

2.7	Options; Stock Option Plans; Restricted Shares; Employee Stock Purchase Plan; Rights Plan	8

2.8	Payment for Shares in the Merger	9

2.9	Withholdings	11

2.10	Additional Actions	11

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	12

3.1	Organization and Standing	12

3.2	Subsidiaries	13

3.3	Corporate Power and Authority	14

3.4	Capitalization of the Company	14

3.5	Conflicts; Consents and Approvals	14

3.6	Absence of Certain Changes	15

3.7	Company SEC Documents	16

3.8	Taxes	17

3.9	Compliance with Law	19

3.10	Intellectual Property	19

3.11	Title to and Condition of Properties	22

3.12	Litigation	22

3.13	Brokerage and Finder’s Fees; Expenses	22

3.14	Employee Benefit Plans	22

3.15	Contracts	25

3.16	Privacy Matters; Security and Operation of the Service	26

3.17	Labor Matters	27

i

3.18	Undisclosed Liabilities	28

3.19	Relationship with Content Providers	28

3.20	Permits; Compliance	28

3.21	Environmental Matters	28

3.22	Opinion of Financial Advisor	29

3.23	Board Approval	29

3.24	Vote Required	30

3.25	Insurance	30

3.26	Company IT	30

3.27	Related Party Transactions	30

3.28	State Takeover Statutes	31

3.29	Rule 14d-10(d)	31

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	31

4.1	Organization and Qualification	31

4.2	Authority Relative to this Agreement	31

4.3	No Violation; Required Filings and Consents	32

4.4	Brokers	32

4.5	Proxy Statement	32

4.6	Offer Documents	32

4.7	Legal Proceedings	33

4.8	Availability of Funds	33

4.9	Ownership of Company Capital Stock	33

ARTICLE 5	COVENANTS	33

5.1	Interim Operations	33

5.2	Merger Without a Stockholder Meeting; Preparation of the Proxy Statement; Stockholder Meeting	36

5.3	Filings and Consents	37

5.4	Access to Information	38

5.5	Notification of Certain Matters	38

5.6	Public Announcements	39

5.7	Indemnification; Directors’ and Officers’ Insurance	39

5.8	Further Assurances; Reasonable Efforts	41

5.9	[intentionally deleted]	41

5.10	No Solicitation	41

5.11	Deregistration	43

ii

5.12	Option to Acquire Additional Shares	44

5.13	Directors	45

5.14	Employee Benefits	46

ARTICLE 6	CONDITIONS TO CONSUMMATION OF THE MERGER	47

6.1	Conditions to the Obligations of Each Party	47

ARTICLE 7	TERMINATION	48

7.1	Termination by Mutual Consent	48

7.2	Termination by Purchaser, Parent or the Company	48

7.3	Termination by the Company	48

7.4	Termination by Purchaser or Parent	48

7.5	Payment of Fees and Expenses	49

7.6	Effect of Termination	50

ARTICLE 8	MISCELLANEOUS	50

8.1	Third-Party Beneficiaries	50

8.2	No Survival	50

8.3	Modification or Amendment	50

8.4	Entire Agreement; Assignment	51

8.5	Notices	51

8.6	Governing Law	52

8.7	Descriptive Headings	52

8.8	Counterparts	52

8.9	Certain Definitions	52

8.10	Extension; Waiver	53

8.11	Severability	53

8.12	Submission to Jurisdiction; Waiver of Jury Trial	53

8.13	Enforcement of Agreement	54

8.14	Calculation of Share Ownership	54

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 14, 2008, is entered into by and among Best Buy Co., Inc., a Minnesota corporation (“Parent”), Puma Cat Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Napster, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The respective boards of directors of Parent, Purchaser and the Company have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent upon the terms and subject to the conditions set forth in this Agreement;

B. In furtherance of such acquisition, Parent proposes to cause Purchaser to make a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated stock purchase rights of the Company at a purchase price of $2.65 per share, without interest or accrued dividends, net to seller and subject to the conditions set forth in this Agreement;

C. In furtherance of such acquisition, the respective boards of directors of Parent, Purchaser and the Company have approved the merger of Purchaser with and into the Company following the consummation of the above-described tender offer, on the terms and subject to the conditions set forth in this Agreement, whereby (i) Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent following the merger; (ii) each issued and outstanding share of the Company’s Common Stock not owned by the Company, Parent, or Purchaser, or with respect to which the holder thereof has not properly asserted appraisal rights under the Delaware General Corporation Law (“DGCL”), shall be converted into the right to receive $2.65 in cash and (iii) each issued and outstanding share of Purchaser common stock will be converted into one (1) share of common stock of the surviving corporation; and

D. To induce Parent and Purchaser to enter into this Agreement, certain stockholders of the Company have executed stockholder support agreements with Parent contemporaneously herewith.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1

THE OFFER
1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article 7, as promptly as practicable and in any event within ten (10) Business Days of the date of this Agreement, Parent shall cause Purchaser to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), an offer to purchase (the “Offer”) all issued and outstanding shares of common stock of the Company, par value $0.001 per share, and all stock purchase rights associated with such shares (the “Shares”) at a price of $2.65 per share, without any interest or accrued dividends, net to the seller in cash (the “Offer Consideration”). For purposes of this Agreement, “Business Day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time; provided, however, for purposes of computing the required periods under Sections 5.10 and 7.4, a period of a certain number of Business Days shall in no event end earlier than that number of hours after the commencement of such period equal to the product of 24 and such number of Business Days. The obligations of Purchaser to consummate the Offer, accept for payment and pay for Shares validly tendered in the Offer and not withdrawn shall be subject to those conditions set forth on Annex A hereto.

(b) Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to amend or waive any terms or conditions of the Offer and to increase the Offer Consideration, except that, without the prior written consent of the Company, Purchaser shall not (and Parent shall not cause Purchaser to) (i) decrease the Offer Consideration or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend, modify or change the conditions to the Offer set forth in Annex A hereto in a manner adverse to the holders of Shares, (iii) impose conditions to the Offer in addition to those set forth in Annex A, (iv) waive or amend the Minimum Condition or the conditions set forth in clauses (G) or (H) of Annex A, (v) extend or otherwise change the expiration date of the Offer (except as set forth in this Section 1.1(b)), or (vi) amend any other term of the Offer in a manner adverse to the holders of Shares. The initial expiration date of the Offer shall be twenty (20) Business Days from the commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14d-2 under the Exchange Act) (as the same may be extended in accordance with this Agreement, each an “Expiration Date”). Purchaser shall not, and Parent agrees that it shall cause Purchaser not to, terminate or withdraw the Offer other than in connection with the effective termination of this Agreement in accordance with Article 7 hereof. Notwithstanding the foregoing, Purchaser may, without Parent receiving the consent of the Company, (A) extend the Expiration Date for any period required by applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) or the stock exchange applicable to the Offer or (B) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. So long as the Offer and this Agreement have not been terminated pursuant to Article 7, if at any scheduled Expiration Date, the conditions to the Offer set forth in Annex A shall not have been satisfied or earlier waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer and the Expiration Date to a date that is not more than ten (10) Business Days after such previously scheduled Expiration Date. Other than as provided in the immediately preceding two sentences, Purchaser shall not, and Parent shall cause Purchaser not to, extend or delay the Expiration Date (or expiration time) without the prior written consent of the Company. Subject to the terms of the Offer and this Agreement and the satisfaction (or waiver, to the extent permitted by this Agreement) of the conditions to the Offer set forth in Annex A, Purchaser shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the applicable Expiration Date and shall pay for all such Shares promptly after acceptance (the date of acceptance for payment, the “Acceptance Date”). Notwithstanding any other provision of this Agreement, the Offer shall terminate upon termination of this Agreement pursuant to Article 7.

(c) In the event that the Acceptance Date occurs but Parent and Purchaser do not collectively own ninety percent (90%) of the Shares (including, for purposes of this Section 1.1(c), Shares accepted for purchase, other than shares tendered by means of guaranteed delivery and not yet delivered) by means of the Offer or, in Purchaser’s discretion, the Top-Up Option, Purchaser shall, and Parent shall cause Purchaser to provide for a subsequent offering period under Rule 14d-11 under the Exchange Act, of not less than three (3) Business Days nor more than twenty (20) Business Days, in accordance with Rule 14d-11 under the Exchange Act, so that on or prior to the expiration of such subsequent offering period, Purchaser shall have accepted for payment and paid for a number of Shares, which together with any Shares then owned by Parent and Purchaser, represents at least ninety percent (90%) of the Shares (including Shares accepted for purchase, other than shares tendered by means of guaranteed delivery and not yet delivered).

1.2 Parent and Purchaser’s Obligations with Respect to the Offer. On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO promulgated under Section 14(d)(1) of the Exchange Act (together with all amendments and supplements, the “Schedule TO”) with respect to the Offer which shall contain the offer to purchase and related letter of transmittal and other ancillary Offer documents and instruments pursuant to which the Offer shall be made (collectively, with any supplements or amendments thereto, the “Offer Documents”), which shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other Laws, and which shall comply in all material respects with the Exchange Act and any other Laws. For purposes of this Agreement, “Laws” shall mean any federal, state, local or non-U.S. law, statue, code, ordinance, regulation, code, order, judgment, writ, injunction, decision, ruling or decree promulgated by any Governmental Authority. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments or supplements thereto prior to the filing thereof with the SEC. Purchaser shall, and Parent agrees to cause Purchaser to, provide the Company with (in writing, if written), and consult with the Company regarding, any comments (written or oral) that may be received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt thereof. The Company and its counsel shall be given a reasonable opportunity to review and comment on such written and oral comments and proposed responses. The Parent and Purchaser shall deliver a copy of the Schedule TO to the Company at its principal executive office and shall mail the Offer Documents to the holders of Shares. In conducting the Offer, Parent and Purchaser shall comply in all material respects with the provisions of the Exchange Act and any other Law. Without limiting the foregoing, at the times the Offer Documents are filed with the SEC, sent to the stockholders of the Company and Shares are purchased pursuant to the Offer, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representations or warranties with respect to any information supplied by the Company or the Company Representatives that is contained in or incorporated by reference in the Offer Documents. Parent, Purchaser and the Company each agree promptly to correct any information provided by them for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Purchaser further agrees to take all lawful action necessary to cause the Offer Documents as so corrected to be filed promptly with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by Law.

1.3 The Company’s Obligations with Respect to the Offer. Within one (1) Business Day of the filing by Parent and Purchaser of the Schedule TO, the Company shall file or caused to be filed with the SEC, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.10(c), will contain the recommendation of the Board of Directors of the Company (the “Company Board”) in favor of the acceptance of the Offer and the approval of the Merger Agreement and the Merger by the stockholders of the Company (the “Company Board Recommendation”) and otherwise complying with Rule 14d-9 under the Exchange Act. The Schedule 14D-9 shall comply in all material respects with the Exchange Act and any other Laws and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other Laws. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments or supplements thereto prior to the filing thereof with the SEC. The Company shall provide Parent with (in writing, if written), and consult with the Parent regarding, any comments (written or oral) that may be received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9 as promptly as practicable after receipt thereof. Parent and its counsel shall be given a reasonable opportunity to review and comment on such written and oral comments and proposed responses. At the times the Schedule 14D-9 is filed with the SEC, given to the stockholders of the Company and Shares are purchased pursuant to the Offer, the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties with respect to any information supplied by Parent or Purchaser or any of their respective representatives that is contained in or incorporated by reference in the Schedule 14D-9. Parent, Purchaser and the Company each agree promptly to correct any information provided by them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all lawful action necessary to cause the Schedule 14D-9 as so corrected to be filed promptly with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by Law. In connection with the Offer, the Company shall promptly furnish, or cause its transfer agent to furnish, Parent with mailing labels, security position listings and all available listings or computer files containing the names and addresses of the record holders of the Shares as of the latest practicable date and shall furnish, or cause its transfer agent to furnish, Parent with such information and assistance (including updated lists of stockholders, mailing labels and lists of security positions) as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of Law, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser and each of their Affiliates and representatives shall hold in confidence the information contained in such labels and lists, shall use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, in accordance with its terms, shall deliver promptly to the Company all copies of such information then in their possession or under their control.

ARTICLE 2

THE MERGER

2.1 The Merger.

(a) Subject to the conditions contained in this Agreement, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402, as promptly as practicable but in no event later than the third (3rd) Business Day following the satisfaction (or waiver if permissible) of the conditions set forth in Article 6 (other than those conditions that by their terms will be satisfied at the Closing), or (ii) at such other place and time and/or on such other date as the Company and Purchaser may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

(b) On the Closing Date, the Company and Purchaser shall cause a Certificate of Merger or Certificate of Ownership and Merger, as applicable (the “Certificate of Merger”) to be duly executed, acknowledged and filed, in the manner required by the DGCL, with the Secretary of State of the State of Delaware, and the parties shall take such other and further actions as may be required by Law to make the Merger effective. The date and time the Merger becomes effective in accordance with Law is referred to herein as the “Effective Time.” At the Effective Time, subject to the terms and conditions of this Agreement and in accordance with the provisions of the DGCL, Purchaser shall be merged (the “Merger”) with and into the Company. Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

2.2 Effects of the Merger. The Merger shall have the effects set forth herein, in the Certificate of Merger and in the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as the Certificate of Incorporation of Purchaser in effect at the Effective Time until amended in accordance with applicable Law; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: “The name of the Corporation is Napster, Inc.” and such Certificate of Incorporation shall contain indemnification provisions consistent with the obligations set forth in Section 5.7.

(b) The Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Bylaws of Purchaser in effect at the Effective Time, until amended in accordance with the provisions thereof and hereof and applicable Law.

2.4 Directors. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable Law and the Surviving Corporation’s Certificate of Incorporation and Bylaws.

2.5 Officers. The officers designated by Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.6 Effect on Shares of Capital Stock.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares, the Company or Purchaser:

(i) Each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares and (ii) those Shares to be cancelled pursuant to Section 2.6(b)) shall be cancelled and extinguished and converted into the right to receive the Offer Consideration in cash (the “Merger Consideration”), payable to the holder thereof, without interest or dividends thereon, less any applicable withholding of taxes, in the manner provided in Section 2.9; and

(ii) All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and each holder of a certificate or certificates representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the consideration described in this Section 2.6(a).

(b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares, the Company or Purchaser, each Share that is owned by the Company or any wholly-owned subsidiary as treasury stock or otherwise or owned by Purchaser or Parent immediately prior to the Effective Time (the “Cancelled Shares”) shall automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) As of the Effective Time, each share of common stock, par value $0.001 per share, of Purchaser (“Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company or Purchaser, be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”). Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Purchaser Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the shares of Surviving Corporation Common Stock into which such shares have been converted pursuant to the terms hereof; provided, however, that the record holder thereof shall receive, upon surrender of any such certificate, a certificate representing the shares of Surviving Corporation Common Stock into which the shares of Purchaser Common Stock formerly represented thereby shall have been converted pursuant to the terms hereof.

(d) Notwithstanding anything in this Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and held by a holder (a “Dissenting Stockholder”) who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration at the Effective Time in accordance with Section 2.6(a) hereof, but shall represent and become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal, such Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into a right to receive, upon surrender as provided above, the applicable Merger Consideration, without any interest or dividends thereon, in accordance with Section 2.6(a), and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. The Company shall give Parent and Purchaser prompt notice of any demands received by the Company for appraisal of Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company. Parent shall have the right to direct all negotiations and proceedings with respect to such demands, and the Company shall not voluntarily make any payment with respect to any demands for payment and shall not, except with the prior written consent of Parent and Purchaser, settle or offer to settle any such demands.

2.7 Options; Stock Option Plans; Restricted Shares; Employee Stock Purchase Plan; Rights Plan.

(a) Effective at least fifteen (15) Business Days prior to the Effective Time (but subject to the occurrence of the Closing), each outstanding unexercised option to purchase Shares, whether or not then vested or fully exercisable, granted on or prior to such date (an “Option”), shall become immediately vested and exercisable in full, and at the Effective Time, all Options then-outstanding shall be cancelled, in each case, in accordance with and pursuant to the terms under which such Options were granted. In consideration of such cancellation, each holder of an Option cancelled in accordance with this Section 2.7 will be entitled to receive from the Surviving Corporation in settlement of such Option promptly following the Effective Time, a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Option (such product, the “Option Consideration”). The Company Board agrees to timely provide required notices and take all actions necessary to fully accelerate the vesting schedule of all Options issued under the Company’s Stock Option Plans and, subject to the foregoing terms and conditions, to cause such Options to terminate as of the Effective Time. Additionally, the Company agrees to terminate the Company’s 2003 Stock Plan, 2002 Stock Plan, Amended and Restated Napster, Inc. 2001 Stock Plan, Amended and Restated 2001 Director Option Plan, and Amended and Restated 2000 Stock Option Plan (collectively, the “Stock Option Plans”) as of the Effective Time (but subject to the occurrence of the Closing).

(b) Each outstanding Share issued under the Company’s Stock Option Plans that is a restricted stock award to which vesting restrictions remain applicable at the Effective Time (the “Restricted Shares”) shall, as part of the Merger, be assumed by the Surviving Corporation (subject to applicable vesting and other provisions of the applicable Stock Option Plan, as the same may be amended from time to time following the Effective Time, and as modified by any applicable written employment agreement by and between the holder of any Restricted Shares and the Company entered into in connection with the Offer), and each holder thereof shall have the right to receive, upon expiration of any applicable vesting restrictions and in lieu of any shares of common stock, an amount of cash equal to $2.65 per Restricted Share; provided that the vesting schedule applicable to any such award of Restricted Shares shall (subject to any written employment agreement by and between the holder of any Restricted Shares and the Company entered into in connection with the Offer) be accelerated so that the shares (or cash substituted therefor, as the case may be) subject to such award shall vest (subject to applicable continued employment requirements through the respective vesting dates and applicable tax withholding requirements) as follows: (i) pursuant to the applicable terms of the Stock Option Plans and award agreements entered into thereunder, twenty-five percent (25%) of the portion of such award that is outstanding and not otherwise vested on the Acceptance Date shall vest as a result of the occurrence of and concurrent with the Acceptance Date, and the vested Shares held by the holder of such award, unless tendered in the Offer, shall be cancelled in exchange for the right to receive the Merger Consideration at the Effective Time, (ii) any portion of such award that is then outstanding and would otherwise vest in 2009 (other than pursuant to clause (iii) below) shall vest on January 1, 2009, (iii) pursuant to the applicable terms of the Stock Option Plans and award agreements entered into thereunder, twenty-five percent (25%) of the portion of such award that is then outstanding and otherwise not vested on the first anniversary of the Acceptance Date shall vest on the first anniversary of the Acceptance Date, (iv) any portion of such award that is then outstanding and would otherwise vest in 2010 shall vest on January 1, 2010, and (v) any portion of such award that is then outstanding and would otherwise vest in 2011 or later shall vest on the second anniversary of the Acceptance Date. Any cash payment required to be made after the Closing pursuant to this Section 2.7(b) with respect to any award of Restricted Shares shall be made upon or not later than thirty (30) days following the corresponding vesting date and shall be subject to applicable tax withholding. For purposes of clarity, and notwithstanding the foregoing, any Restricted Share award granted to a person who is or was a member of the Company Board is subject to full (100%) accelerated vesting as a result of and concurrent with the Acceptance Date pursuant to the terms and conditions of the applicable award, and the vested Shares held by such persons shall, unless tendered in the Offer, be cancelled in exchange for the right to receive the Merger Consideration at the Effective Time.

(c) The Company agrees to timely provide required notices and to take all such actions as are required to effectively terminate the Company’s 2001 Employee Stock Purchase Plan (the “Company ESPP”) effective as of, and conditioned upon the occurrence of, the Closing Date, with no further action by the Company, the Board of Directors (or any committee thereof), or the Company stockholders. So long as the exercise prices payable by participants with respect to purchase rights outstanding under the Company ESPP have been previously withheld from such participants’ compensation, or are to be withheld prior to the Effective Time, and provided that no such withholdings have been revoked prior to the Effective Time, all purchase rights outstanding under the Company ESPP immediately prior to the Effective Time shall be deemed exercised immediately prior to the Effective Time with no further action by any party, and each participant in the Company ESPP will receive, in lieu of the Share issuable upon exercise, a cash payment from the Surviving Corporation, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon the exercise of such purchase right, times (ii) the Merger Consideration.

(d) The Company has taken all actions necessary to amend the Preferred Stock Rights Agreement, dated May 18, 2001, between Roxio, Inc. and Mellon Investor Services, LLC (the “Rights Plan”) so that neither the execution of this Agreement, the commencement and consummation of the Offer, nor the completion of the Merger will trigger the conditions set forth therein, and the Rights Plan shall not be further amended in any manner without the prior written consent of Parent or Purchaser prior to the earliest to occur of the Effective Time or the termination of this Agreement. An accurate and complete copy of the Rights Plan, as so amended, has been delivered to Parent and Purchaser.

2.8 Payment for Shares in the Merger.

(a) Prior to the Effective Time, Parent and Purchaser shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and paying agent, registrar and transfer agent (the “Agent”) for the purpose of payment of the Merger Consideration payable pursuant to Section 2.6 above with respect to certificates representing, immediately prior to the Effective Time, Shares surrendered after the Effective Time by the holders thereof. Prior to the Effective Time, Parent or Purchaser shall deposit, or shall otherwise take all steps necessary to cause to be deposited, in trust with the Agent for the benefit of the holders of Shares, cash in an aggregate amount equal to the sum of (i) the product of (A) the number of Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration in accordance with Section 2.6(a), and (B) the Merger Consideration (such amount is referred to herein as the “Payment Fund”). The Agent shall, pursuant to instructions provided by Parent or Purchaser, make the payments provided for in Section 2.6 of this Agreement out of the Payment Fund. The Payment Fund may be invested by the Agent, as directed by the Purchaser, in (i) obligations of or guaranteed by the United States, (ii) commercial paper rated A-1, P-1 or A-2, P-2, and (iii) certificates of deposit, bank repurchase agreements and bankers acceptances of any bank or trust company organized under federal Laws or the Laws of any state of the United States or the District of Columbia that has capital, surplus or undivided profits of at least $500,000,000 or in money market funds which are invested substantially in such investments. Any net earnings with respect thereto shall be paid to Purchaser or, following the Effective Time, to the Surviving Corporation. The Payment Fund shall not be used for any other purpose except as provided in this Agreement.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each record holder of certificates (the “Certificates”) that immediately prior to the Effective Time represented Shares (i) a notice of the effectiveness of the Merger, (ii) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Agent, and (iii) instructions for surrendering such Certificates and receiving the Merger Consideration, in respect thereof.

(c) Promptly following the surrender to the Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate (other than a certificate representing Dissenting Shares or Shares to be cancelled pursuant to Section 2.6(b)) shall be entitled to receive, in exchange therefor, cash in an amount equal to the product of (A) the number of Shares formerly represented by such Certificate, and (B) the Merger Consideration, which amounts shall be paid by Agent by check. No interest or dividends shall be paid or accrued on the consideration payable upon the surrender of any Certificate. If the consideration provided for herein is to be delivered in the name of a party other than the party in whose name the Certificate surrendered is registered, it shall be a condition of such delivery that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that such party establishes to the satisfaction of Parent and the Surviving Corporation that such transfer would not violate any applicable federal or state securities Laws, and that the party requesting such delivery shall pay any transfer or other taxes required by reason of such delivery to a party other than the registered holder of the Certificate, or that such party shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.08(c), each Certificate (other than Certificates representing Dissenting Shares or Shares to be cancelled pursuant to Section 2.6(b)) shall represent, for all purposes, only the right to receive the payment of the amount of cash described in this Section 2.8(c).

(d) The consideration issued upon the surrender of Certificates in accordance with this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to the Shares formerly represented thereby. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 2.

(e) Any portion of the Payment Fund that remains unclaimed at the six (6) month anniversary of the Closing Date shall be returned to the Surviving Corporation, upon demand, and any former stockholders of the Company who have not theretofore complied with this Article 2 shall, subject to Section 2.8(f), thereafter look only to the Surviving Corporation as a general unsecured creditor for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable with respect to Shares held by such stockholder.

(f) None of Parent, the Surviving Corporation or Agent shall be liable to a holder of Certificates or any other person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been surrendered prior to the date the amounts payable with respect thereto would otherwise escheat to or become the property of any Governmental Authority, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to the Surviving Corporation and the Agent) of that fact by the person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed, the Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement; provided, however, the Agent and Parent may, in their discretion, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as they may reasonably direct as indemnity against any claim that may be made against the Agent or Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.9 Withholdings. Parent, the Surviving Corporation or the Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Options or purchase rights under the Company ESPP such amounts as Parent, the Surviving Corporation, any of their respective Subsidiaries or Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Agent, such withheld amounts shall be treated for all purposes under this Agreement as having been paid to the holder of the Shares or Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Agent.

2.10 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances in Law or any other acts are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Purchaser, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation, and the officers and directors of the Surviving Corporation are authorized in the name of the Company to take any and all such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered to Parent by the Company prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to which the relevance of such disclosure is manifest from such information without the need to review or examine any agreements or documents referenced therein), the Company hereby represents and warrants to Parent and Purchaser as follows:

3.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Delaware with the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept) with the requisite corporate or company power and authority to carry on its business as now being conducted. The Company and each Subsidiary of the Company is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except (i) in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept and (ii) where the failure to be so qualified or in good standing in such jurisdiction would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not in default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation or in material default in the performance, observance or fulfillment of any provision of its bylaws, each as in effect on the date hereof (the “Company Certificate” and the “Company Bylaws”, respectively), and no Subsidiary of the Company is in default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation or in material default in the performance, observance or fulfillment of any provision of its bylaws (or comparable organizational documents), each as in effect on the date hereof. The Company has heretofore furnished to Parent a complete and correct copy of the Company Certificate and the Company Bylaws, as well as complete and correct copies of the Certificate of Incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries.

A “Company Material Adverse Effect” means any event, change or effect that (i) would have, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations, or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent or prohibit the Company from consummating the Offer and the Merger; provided, however, that no event, change or effect directly or indirectly arising out of or attributable to any of the following shall constitute, or be considered in determining whether there has occurred or would reasonably be expected to occur, a Company Material Adverse Effect: (t) changes in United States generally accepted accounting principles (“GAAP”) or the interpretation thereof, (u) compliance with the terms of, or the taking of any action required by, this Agreement or consented to by Parent, (v) any changes in the market price or trading volume of Shares (it being understood that the underlying cause of any such change may be taken into consideration in determining whether a Company Material Adverse Effect has or would reasonably be expected to occur), (w) any changes in the general economy, financial market or political conditions in the United States or global economy as a whole, (x) economic or regulatory conditions in the industry or industries in which the Company or any of its Subsidiaries operates to the extent that it does not materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, (y) the public announcement of, or the public or industry knowledge relating to, the execution of this Agreement and the transactions contemplated hereby (including, without limitation, actual or threatened actions or inactions of employees, customers or vendors), or (z) any changes, events or conditions relating to any act of terrorism, war, national or international calamity or any similar event.

3.2 Subsidiaries. Schedule 3.2 of the Company Disclosure Schedule sets forth (i) a complete and accurate list of all direct and indirect majority-owned subsidiaries of the Company, and (ii) the Company’s percentage ownership of the voting securities thereof, as well as a complete and accurate list of all equity or other ownership interests in any other entities. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any entity or enterprise that is not wholly-owned by the Company. The Company owns directly or indirectly all of the outstanding shares of capital stock (or other ownership interests having by their terms voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of the Company’s Subsidiaries, free and clear of all liens, pledges, security interests, claims or other encumbrances. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any capital stock or other securities of any Subsidiary of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock or other securities of any Subsidiary of the Company, and neither the Company nor any Subsidiary of the Company has any obligation of any kind to issue any additional shares of capital stock or other securities of any Subsidiary of the Company or to pay for or repurchase any shares of capital stock or other securities of any Subsidiary of the Company.

3.3 Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, subject to, if applicable, approval of this Agreement and the Merger by the stockholders of the Company. The execution, delivery and performance of the Merger Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, other than, if applicable, the approval of this Agreement by the holders of a majority of the Shares entitled to vote in accordance with the DGCL and the Company Certificate and the Company Bylaws (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) rules of law governing specific performance and injunctive and other forms of equitable relief.

3.4 Capitalization of the Company. The authorized capital stock of the Company consists solely of (a) 100,000,000 shares of common stock, par value $0.001 per share, of which 47,898,271 Shares were issued and outstanding as of the date of this Agreement, and (b) 10,000,000 shares of preferred stock, par value $0.001 per share, none of which have been issued or are outstanding as of the date of this Agreement. As of the date of this Agreement, (i) 3,794,346 Shares were issued and outstanding under the Company Stock Option Plans as restricted stock awards and remain subject to vesting restrictions, (ii) 2,869,061 Shares were subject to outstanding Options, and (iii) no Shares were held by the Company in its treasury. Except for the foregoing, there are no options, warrants, calls, subscriptions, convertible securities or other rights, or other agreements obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company. All issued and outstanding Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, rights of refusal or similar rights or limitations, and, except for the repurchase of Shares in connection with the vesting of Restricted Shares under the Stock Option Plans and the agreements executed thereunder, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company. Except for the Stock Option Plans and the agreements executed thereunder and any support agreements entered into in connection with the Offer and the Merger at the request of Parent or Purchaser, there are no contracts, commitments or agreements relating to the voting, purchase or sale of Shares (i) between or among the Company or its Subsidiaries and any of its stockholders, or (ii)  except as disclosed in any forms, reports, statements or schedules filed by a third party with the SEC, among any of the Company’s stockholders or between any of the Company’s stockholders and any third party. The Stock Option Plans and the agreements executed thereunder permit the acceleration and cancellation of outstanding Options and acceleration of Restricted Shares as well as the termination of the Stock Option Plans as contemplated by Section 2.7 of this Agreement, and do not require the consent or approval of the holders of the outstanding Options or Restricted Shares, the Company’s stockholders, or any other party to effect such acceleration, cancellation and termination except for the action of the Company Board described in Section 2.7.

3.5 Conflicts; Consents and Approvals. Subject to the Requisite Company Vote, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby shall:

(a) conflict with, or result in a breach of any provision of, the Company Certificate or the Company Bylaws;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of the Company under, or result in a material payment or other material obligation under, any Material Contract;

(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by the Company or any of its Affiliates with, any local, domestic, foreign or multi-national or supra-national court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (A) approval of the Merger Agreement and the Merger by the Requisite Company Vote, (B) registrations, filings, consents, approvals or other actions required under federal and state securities Laws, and (C) the filings required under the HSR Act and foreign Antitrust Laws pursuant to Section 5.3(a) and the expiration of the waiting periods required in connection therewith.

3.6 Absence of Certain Changes.

(a) Except as set forth in the Company SEC Documents, or as otherwise required by this Agreement, since March 31, 2008 (the “Company Balance Sheet Date”), through the date of this Agreement, (i) the Company and each of its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and (ii) there has not occurred: (A) any acquisition, sale, or transfer of any material asset of the Company or its Subsidiaries, except for sales of assets and licenses of Company Intellectual Property in the ordinary course of business consistent with past practices, (B) except as required by applicable Laws or GAAP, any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any revaluation by the Company of any of its material assets, (C) any declaration, setting aside or payment of a dividend or other distribution with respect to the Shares, or any direct or indirect redemption, purchase or other acquisition by Company or any of its Subsidiaries of any of its shares of capital stock, respectively (except for any Shares withheld in connection with the vesting of any Restricted Shares), (D)  any amendment or change to the Company Certificate or the respective organizational documents of any of its Subsidiaries, (E) any Material Contract entered into by the Company or any of its Subsidiaries, other than as provided to Parent, or any material amendment or termination of, or default under, any Material Contract (or contract that, but for such termination, would be a Material Contract), (F) any increase in or modification of the compensation or benefits payable or to become payable by Company or any of its Subsidiaries to any of their respective directors, employees or consultants other than any increase or modification in the ordinary course of business consistent with past practice, or (G) any agreement by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (A) through (F).

(b) Since the Company Balance Sheet Date, there has not occurred, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company SEC Documents.

(a) The Company has timely filed or furnished (as required or permitted) with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since March 31, 2005, under the Exchange Act or the Securities Act of 1933, as amended, (the “Securities Act”) (such documents, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents, including, without limitation, any financial statements, exhibits or schedules included or incorporated by reference therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of the Company included in the Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively; and, if amended, as of the date of the last such amendment) fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) unless otherwise corrected in the Company SEC Documents. No Subsidiary of the Company is subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act or required to file any form, report or other document with the SEC or any other comparable Governmental Authority. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Documents.

(b) The Company is in compliance with, and since March 31, 2005, has complied, in all material respects, with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the“Sarbanes-Oxley Act”). Without limiting the foregoing:

(i) The Company has devised and maintains a system of internal controls over financial reporting required by Rules 13a-15(f) or 15d-15(f) of the Exchange Act which are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Company Board, and (C) provide reasonable assurances regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the Company’s financial statements. The Company has disclosed to its independent auditors and the audit committee of the Company Board any significant deficiency or material weakness in the design or operation of internal control over financial reporting which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since March 31, 2007, the Company has not identified nor have its independent auditors advised it in writing of (X) any significant deficiency or material weakness in the system of internal controls utilized by the Company, (Y) any fraud, whether or not material, that involves the Company’s management or other Company employees who have a significant role in the internal controls utilized by the Company, or (Z) any claim or allegation regarding any of the foregoing, and as of March 31, 2008, there were no unresolved significant deficiencies, material weaknesses, fraud or claims or allegations regarding the same that had previously been identified by the Company or that the Company had been advised of in writing by its independent auditors.

(ii) The Company’s disclosure controls and procedures, required by Rules 13a-15(e) or 15d-15(f) of the Exchange Act, are reasonably designed in all material respects to ensure that all material information relating to the Company required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that all such material information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

3.8 Taxes.

(a) The Company and its Subsidiaries (i) have duly filed all Tax Returns (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed (taking into account any extensions of time within which to file) by the Company or its Subsidiaries, all of which Tax Returns are true and complete in all material respects, (ii) have within the time and manner prescribed by applicable Law paid all Taxes shown as due and owing on such Tax Returns, (iii) have established in accordance with their normal accounting practices and procedures, accruals and reserves that are adequate for the payment of all Taxes not yet due and payable, and (iv) to the Company’s Knowledge, have not received written notice of any deficiencies for any Tax from any Governmental Authority against the Company or any of its Subsidiaries, which deficiency has not been satisfied. Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing Tax audit. Neither the Company nor any of its Subsidiaries has requested, or been granted, an extension of time in which to file Tax Returns or pay Taxes, which extension has continuing effect. With respect to any taxable period ended prior to March 31, 2005, all federal income Tax Returns including the Company or any of its Subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations. Neither the Company nor any of its Subsidiaries is a party to any “gain recognition agreement” as described in Treasury Regulation Section 1.367(a)-8 (or any analogous provision of foreign Law). There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, of the Company or any of its Subsidiaries (other than liens for Taxes not yet due and payable). To the Company’s Knowledge, no claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(b) Neither the Company nor any of its Subsidiaries is now or has ever been a party to or bound by any contract, agreement or other arrangement (whether or not written and including, without limitation, any arrangement required or permitted by applicable Law (including pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law)) that (i) requires the Company or any of its Subsidiaries to make any Tax payment to or for the account of any other person, including without limitation persons no longer in existence, (ii) affords any other person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of the Company or any of its Subsidiaries, or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to the Company or any of its Subsidiaries from any other person, other than payments made to the Company and its Subsidiaries in the ordinary course of business. Neither the Company nor any of its Subsidiaries is a party to any transaction that is or was (i) since January 1, 2000 intended to qualify under Code sections 355 or 368 (other than as a recapitalization pursuant to Code Section 368(a)(1)(E)), or (ii) required to be reported as a “listed transaction” to any Governmental Authority under Treasury Regulation Section 1.6011-4(b)(2) (or any comparable or predecessor provision of federal, state, local or foreign Law).

(c) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) None of the Company or any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(e) Since March 31, 2005, neither the Company nor any of its Subsidiaries has received written notice of any claims, levies or assessments for escheated or unclaimed property under applicable escheat or unclaimed property Laws.

(f) To the Company’s Knowledge, other than as a result of the transactions contemplated by this Agreement, (i) the Company and each of its Subsidiaries has not experienced an “ownership change” within the meaning of Section 382 of the Code, and (ii) the ability of the Company and each of its Subsidiaries to use net operating losses realized in the current taxable year, net operating loss carryforwards, tax credits and other tax attributes is not limited by Sections 382, 383 or 384 of the Code for Federal income tax purposes.

(g) For purposes of this Agreement, (i) “Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, windfall profit, severance, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, inventory, transfer or excise tax, environmental or other tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority, and (ii) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

3.9 Compliance with Law. The Company is in compliance with all applicable Laws relating to the Company or its Subsidiaries or their respective business or properties, except where the failure to be in compliance with such Laws would not have, individually or in the aggregate, a Company Material Adverse Effect, and the Company is in compliance with the Foreign Corrupt Practices Act. To the Company’s Knowledge, no investigation or proceeding by any Governmental Authority with respect to the Company is pending or threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same other than those the outcome of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Intellectual Property.

(a) Definitions. For the purposes of this Section 3.10, the following terms have the following definitions:

(i) “Intellectual Property” shall mean the following: (i) all patents, patent applications, patent disclosures, and patentable inventions, (ii) all proprietary rights in know-how and technology and applications therefor, (iii) all copyrights and applications therefor, (iii) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, (iv) all rights in databases and data collections throughout the world, and (v) all domain names. Without limiting the generality of the foregoing and for the purpose of clarity, “Intellectual Property” includes intellectual property identified in clauses (i) through (v) of the preceding sentence which may be embodied in: computer software (including source code, object code, data, databases and related documentation); systems, processes, methods, devices, machines, designs or articles of manufacture (whether patentable or unpatentable and whether or not reduced to practice); improvements thereto; technology; proprietary information; specifications; flowcharts; blueprints; schematics; protocols; programmer notes; customer and supplier lists; pricing and cost information; business and marketing plans; and proposals.

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, controlled by or licensed to the Company or any of its Subsidiaries. Without in any way limiting the generality of the foregoing, Company Intellectual Property includes all Intellectual Property owned or licensed by the Company and relating to the Company’s products and services.

(iii) “Company Owned Intellectual Property” shall mean any Intellectual Property that is owned by or purported to be owned by the Company or any of its Subsidiaries. Without in any way limiting the generality of the foregoing, Company Intellectual Property includes all Company Registered Intellectual Property and all other Intellectual Property owned by the Company and relating to the Company’s products and services.

(iv) “Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, and any domain name registrations, (iii) registered copyrights and applications for copyright registration, (iv) any mask work registrations and applications to register mask works, and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

(v) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, exclusively licensed to, or filed in the name of, the Company or any of its Subsidiaries.

(b) Schedule 3.10(b) of the Company Disclosure Schedule contains a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, (i) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, (ii) the owner of the Company Registered Intellectual Property, (iii) the issuance, application, serial or registration number, and (iv) the date of application and issuance or registration.

(c) No Company Owned Intellectual Property is subject to any proceeding or outstanding decree, order, or judgment restricting in any manner the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Owned Intellectual Property.

(d) To the Knowledge of the Company, each item of Company Registered Intellectual Property is valid and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made, and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property, except in the case where failure to pay fees or file would not result, individually or in the aggregate, in a Company Material Adverse Effect.

(e) Company owns and has good and exclusive title to, each item of the Company Owned Intellectual Property free and clear of any lien or encumbrance, other than liens or encumbrances incidental to the ordinary course of the Company’s business or those liens or encumbrances that are not material to the Company. Without limiting the foregoing: (i) the Company or a Subsidiary of the Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company and its Subsidiaries, including the sale, distribution or provision of any Company products or services by the Company or its Subsidiaries, and (ii) the Company or a Subsidiary of the Company owns exclusively, and has good title to, all material copyrighted works that the Company or any of its Subsidiaries purports to own, except in the case where a breach of any of the foregoing clauses (i) through (ii) would not result, individually or in the aggregate, in a Company Material Adverse Effect.

(f) To the extent that any technology, software or Intellectual Property has been developed or created independently or jointly by a third party specifically for the Company or any of its Subsidiaries, the Company has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained valid rights (sufficient for the conduct of its business as currently conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of Law or by valid assignment, except where the failure to so obtain a written agreement would not result, individually or in the aggregate, in a Company Material Adverse Effect.

(g) To the Knowledge of the Company, the Company Intellectual Property includes all Intellectual Property required for the operation of the business of the Company and its Subsidiaries as such business is currently conducted, including the Company’s and its Subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of Company and its Subsidiaries. To the Knowledge of the Company, the Company’s use of any product, device or process does not infringe or misappropriate the Intellectual Property of any third party, except where such use would not result, individually or in the aggregate, in a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries has received written notice from any third party (i) alleging invalidity with respect to any Intellectual Property used by the Company or its Subsidiaries, or (ii) that the operation of the business of Company or any of its Subsidiaries or any act, product or service of Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(i) To the Knowledge of the Company, no third party is infringing or has misappropriated any of the Company Owned Intellectual Property.

(j) All of the computer software, computer firmware, computer hardware (whether general or special purpose) and other similar or related computer systems or software that are used or relied on by Company and its Subsidiaries in the conduct of their respective businesses is sufficient for the immediate and currently contemplated future needs of such businesses and is currently functioning without material errors.

(k) The Company and each of its Subsidiaries have taken prudent and reasonable steps to protect their respective rights in their trade secrets and confidential information, as well as any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, including imposing and enforcing a requirement that employees involved in the development of or having access to Company Intellectual Property execute a commercially reasonable form of nondisclosure and assignment of copyrights and inventions agreement, except where the failure to enforce such requirement would not result, individually or in the aggregate, in a Company Material Adverse Effect.

3.11 Title to and Condition of Properties. The Company owns or holds under valid leases all material real property, plants, machinery and equipment necessary for the conduct of the business of the Company in substantially the same manner as presently conducted. The plants, property and equipment used in the operations of the respective businesses of the Company and each of its Subsidiaries are in good operating condition and repair, normal wear and tear excepted.

3.12 Litigation. There is no suit, claim, action, proceeding, audit or investigation (an “Action”) pending or threatened against the Company which would have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any outstanding order, writ, injunction or decree specifically applicable to the Company or its Subsidiaries which would have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Brokerage and Finder’s Fees; Expenses. Neither the Company nor any of its directors, officers, stockholders or employees have employed any broker, finder or financial advisor or incurred any brokerage, finder’s or similar fee in connection with the Offer or the Merger. The Company has provided Parent with a correct and complete copy of that certain Engagement Letter, dated July 28, 2006, by and between the Company and UBS Securities LLC, as amended on May 30, 2008 (together, the “UBS Engagement Letter”). The UBS Engagement Letter has not been further amended as of the date hereof.

3.14 Employee Benefit Plans.

(a) For purposes of this Agreement, the following terms have the definitions given below:

“Company Plan” means any plan, program, policy, practice or other arrangement (other than workers’ compensation, unemployment compensation and other government programs) providing for bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, vacation, severance, retirement benefits, fringe benefits or other benefits of any kind (including, but not limited to, all employee welfare benefit plans within the meaning of Section 3(l) of ERISA and all employee pension benefit plans within the meaning of Section 3(2) of ERISA) maintained or contributed to by the Company or its Subsidiary for the benefit of its employees, former employees, dependents and spouses of employees or former employees, directors or independent contractors.

“Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) the minimum funding standard provisions of Sections 412 and 4971 of the Code, or (iv) corresponding or similar provisions of foreign Laws or regulations, in each case other than pursuant to the Company Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(b) With respect to each Company Plan, the Company has provided or made available to Parent a true, correct and complete copy of (where applicable): (i) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, filed with the Internal Revenue Service; (ii) the current Company Plan; and (iii) if any Company Plan is unwritten, a written summary thereof. Section 3.14(b) of the Company Disclosure Schedule sets forth a list of each Company Plan.

(c) Except where the failure to do so would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code, or Sections 401(k) or 401(m) of the Code, as applicable (each a “Qualified Plan”), now meet, and at all times since their inception have met, the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code. Each of the Qualified Plans has (1) received a currently favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS covering the amendments to the Code effected by the Tax Reform Act of 1986 and all subsequent legislation for which the IRS will currently issue such a letter, and no amendment to such Qualified Plan has been adopted since the date of such letter covering such Qualified Plan that would adversely affect such favorable determination; or (2) a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination. To the Knowledge of the Company, no Company Plan is currently being audited by a governmental agency for compliance with applicable Laws or has been audited with a determination by the governmental agency that the Company Plan failed to comply with applicable Laws.

(d) No Company Plans are now or at any time have been subject to Title IV of ERISA. All contributions required to be made as of the date hereof to any Company Plan by applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan have been made or paid in full on or before the final due date thereof in all material respects.

(e) Except where the failure to do so would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have complied with, and are now in compliance with the terms of, all Company Plans and all applicable laws in respect of the Company Plans, including ERISA and the Code, and (ii) each Company Plan has been established and operated in compliance with its terms and applicable Laws. There has been no written or oral representation or communication with respect to any aspect of the Company Plans made to employees of the Company which would serve to amend the written or otherwise preexisting terms and provisions of such Company Plans in any manner which would have a Company Mutual Adverse Effect.

(f) No Company Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), nor has the Company or any of its Subsidiaries or any of their respective ERISA Affiliates, at any time within six (6) years before the date hereof, contributed to or been obligated to contribute to any Multiemployer Plan.

(g) There does not now exist, and there are no existing circumstances that individually or in the aggregate would to result in, any material Controlled Group Liability. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has engaged in any transaction described in Section 4069 or Section 4204 of ERISA. Except where the failure to do so would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have complied with the continuation coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code.

(h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or similar state Laws, benefits in the nature of severance pay, or as set forth on Schedule 3.14(h) of the Company Disclosure Schedule or in the Company SEC Documents, neither the Company nor any of its Subsidiaries have any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(i) Except as provided for in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Offer or the Merger shall result in, or constitute an event which, with the passage of time or the giving of notice or both shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Company or any of its Subsidiaries. There is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such contracts, will, or reasonably would be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code, and the Company will not be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

(j) There are no pending or threatened Actions (other than claims for benefits in the ordinary course) with respect to the Company Plans.

(k) Schedule 3.14(k) of the Company Disclosure Schedule sets forth a list of each employment, consulting, severance or similar agreement under which the Company or any of its Subsidiaries is or could become obligated to provide compensation or benefits in excess of $100,000 per year, which is not terminable by the Company or a Subsidiary at will with no additional liability as a result of such termination, and the Company has provided to Parent a copy of each such agreement.

(l) Except for any assets of any entity subject to regulation under the Investment Company Act of 1940, no employer securities, employer real property or other employer property is included in the assets of any Qualified Plan.

(m) Except where the failure to do so would not have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred, and there exists no condition or set of circumstances in connection with any Company Plan, under which the Parent, Purchaser, the Company or any of its subsidiaries, directly or indirectly, would reasonably be expected to be subject to any liability under Sections 409 or 502 of ERISA or Section 4975 of the Code.

3.15 Contracts.  Schedule 3.15 of the Company Disclosure Schedule lists all contracts, agreements, guarantees, leases and executory commitments, other than Company Plans and any Material Contracts listed as an exhibit to any Company SEC Document, that exist as of the date hereof to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and which fall within any of the following categories (such agreements, as well as Company Plans and Material Contracts listed as an exhibit to any Company SEC Document, are collectively referred to as the “Material Contracts”): (i) any agreement, contract or commitment in connection with which or pursuant to which the Company and its Subsidiaries is likely to spend or receive, in the aggregate, more than $250,000 during either the current fiscal year or the next fiscal year, (ii) any non-competition, exclusivity or other similar agreement that prohibits or otherwise restricts, in any material respect, the ability of the Company or any of its Subsidiaries to conduct their business, (iii) any employment, severance, change in control or consulting agreement with any executive officer or other employee of the Company or any of its Subsidiaries or member of the Company Board earning an annual base salary or other compensation in excess of $125,000, (iv) joint venture agreements, (v) indentures, mortgages, promissory notes, loan agreements, letters of credit or guarantees under which the amount the amount outstanding or guaranteed is in excess of $100,000, other than guarantees made by the Company of any obligations of any of its Subsidiaries, or pursuant to which the Company has the right borrow in excess of $100,000, or providing for the creation of any security interest or lien upon any of the assets of the Company with an aggregate value in excess of $100,000, (vi)  contracts (other than those described in clause (ix) below and other than ordinary course contracts providing for royalties to content rights holders  or bounties  or other similar payments related to customer or web traffic acquisition) providing for “earn-outs” or other contingent payments by the Company involving more than $200,000 in the aggregate during either the current fiscal year or the next fiscal year, (vii) contracts associated with off balance sheet financing in excess of $100,000 in the aggregate, including but not limited to arrangements for the sale of receivables, (viii) licenses or similar agreements granting the Company the right to use any material Intellectual Property (other than licenses for generally available “off the shelf” third party software or related Intellectual Property), or granting any third party the right to use any Company Intellectual Property (other than non-exclusive trademark and logo licenses granted by the Company to partners for marketing purposes and non-exclusive end-user or customer licenses granted by or to the Company or any of its Subsidiaries in the ordinary course of business that have a term of less than one year remaining from the date of this Agreement or that are terminable without penalty upon 60 days or less notice), (ix) stock purchase agreements, asset purchase agreements or similar acquisition agreements relating to the purchase or sale of a business or the assets thereof, under which the Company or its Subsidiaries have any material remaining obligations, (x) lease agreements, purchase agreements and other similar agreements providing for or relating to the lease or acquisition of real property by the Company, with minimum payments in excess of $200,000 per year, or (xi) any other agreement that would be required to be filed as an exhibit to an Annual Report on Form 10-K of the Company if the Company were to file such report on the date of this Agreement (assuming for this purpose that the fiscal year covered thereby ended on the date of this Agreement). All Material Contracts to which the Company or its Subsidiaries are party or by which it is bound are valid and binding obligations of the Company or such Subsidiary and, to the Knowledge of the Company, the valid and binding obligation of each other party thereto, except to the extent it has previously expired in accordance with its terms. Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any such Material Contract, except for such violations and defaults which would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.16 Privacy Matters; Security and Operation of the Service.

(a) The Company has delivered to Parent a true, correct and complete copy of all terms and conditions of use, privacy policies and similar policies currently or previously posted on any website maintained by or on behalf of the Company or otherwise published to users of the Company’s services since its inception. Such policies do not contain any representations or statements that were inaccurate, misleading, unfair or deceptive when made, except where such inaccurate, misleading, unfair or deceptive statement would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in compliance with all such policies and the transactions contemplated by this Agreement will not violate the terms of any such policy. Except as set forth in the privacy policies delivered to Parent, the Company does not use or collect any personally identifiable information from its end users or website users. The Company has taken commercially reasonably steps to ensure that the Company does not use or intentionally collect or receive personally identifiable information from children under thirteen years of age in violation of the Children’s Online Privacy Protection Act. The Company has not received any written notice from any Governmental Authority relating to or alleging any improper use, collection or protection by the Company or any Subsidiary of personally identifiable information or non-compliance with any of the aforementioned policies or applicable Laws relating thereto.

(b) The Company has taken commercial reasonable efforts to ensure the confidentiality and security of any systems, software, databases, networks and websites utilized by on or behalf of the Company in connection with the conduct of its business (including but not limited to Company IT Systems (as defined in Section 3.26(b)) and any information stored or contained therein or transmitted thereby from unauthorized or improper access, and, to the Company’s Knowledge, there has been no unauthorized or improper access to any of the foregoing. The Company is in compliance with and has at all times complied with all requirements contained in the Payment Card Industry Data Security standards (“PCI DSS”) relating to “cardholder data” (as such term is defined in the PCI DSS, as amended from time to time) with respect to all such cardholder data that has come into its possession. To the Company’s Knowledge, there has never been a security breach involving any such cardholder data. No breach, deficiency or non-compliance was identified in the most recent audit of the Company relating to compliance with PCI DSS.

(c) All services offered by the Company conform and comply in all material respects with all applicable contractual commitments, warranties, published specifications, Laws and restrictions relating to the offering, sale, reproduction and transfer of content offered for sale (whether via download or subscription or otherwise) and imposed by a Governmental Entity, or a party with contractual authority to enforce applicable contractual provisions, or the owner or licensor of such content, except in each case where such non-conformance or non-compliance would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written notice from any Governmental Authority, any party with contractual authority to enforce applicable contract provisions or any content owners, any notice alleging or inquiring about any non-conformity or non-compliance with the requirements and obligations described in the preceding sentence. There is no association, society, or similar organization entitled to royalties or similar payments with respect to the services offered by the Company and the content licensed and sold thereby, and the Company has paid all royalties or similar payments required in connection with the operation of its services and the content licensed and sold thereby. The Company has received no written notice of, and has no Knowledge of, any intention on the part of any party entitled to receive royalty payments from the Company in connection with the services offered by the Company and the content licensed and sold thereby to impose any material increase in such royalty rates that would be applicable to the Company.

3.17 Labor Matters. Since March 31, 2005, (a) no unfair labor practice complaint or charge against the Company has been brought before, or been threatened by, the National Labor Relations Board or any other government agency or court in any jurisdiction, (b) there has not occurred or, to the Knowledge of the Company, been threatened any labor strike, dispute, picketing, slowdown, stoppage, or other similar labor activity against or involving the Company or its Subsidiaries, (c) the Company and its Subsidiaries are not nor have they been party to any collective bargaining agreement and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting to represent or attempting to represent any employee, and (d) the Company and its Subsidiaries have not been a party to, or, to the Knowledge of the Company, affected by or threatened with, any union organizing or election activity or any dispute or controversy with a union involving its employees. In the two (2) years preceding the date of this Agreement, the Company and its Subsidiaries have not effectuated a “plant closing” or “mass layoff” under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local law, regulation or ordinance (collectively, the “WARN Act”) with respect to the business of the Company or its Subsidiaries. To the Knowledge of the Company, each of the Company and its Subsidiaries is, and since March 31, 2005, has been in, compliance in all material respects with all applicable Laws relating to employment and employment practices, equal opportunity, occupational safety and health standards, nondiscrimination, disability rights or benefits, and collective bargaining, except as would not reasonably be expected, individually or in the aggregate, to result in material liability to the Company and its Subsidiaries.

3.18 Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against in the consolidated balance sheet of the Company as of March 31, 2008 included in the Company’s Annual Report on Form 10-K for the period ending March 31, 2008 filed with the SEC, or disclosed in the footnotes to the financial statements as of such date or the footnotes to the financial statements included in the Company SEC Documents filed prior to the date hereof, (ii) as incurred after March 31, 2008 in the ordinary course of business consistent with prior practice and in compliance with this Agreement, (iii) as described in the Company SEC Documents filed since March 31, 2008, but prior to the date hereof, or (iv) for liabilities or obligations which have been discharged or paid in full, the Company does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due and that would be required by GAAP to be reflected on a consolidated balance sheet of the Company (or in the notes thereto), other than (a) liabilities that would not have, individually or in the aggregate, a Company Material Adverse Effect and (b) liabilities incurred in connection with the transactions contemplated by this Agreement.

3.19 Relationship with Content Providers. There are no advances in excess of $100,000 that are or will be due by the Company or any of its Subsidiaries to any content provider (i.e., label or publisher) within one year following the date of this Agreement pursuant to the terms of any agreement of the Company or any of its Subsidiaries in effect as of the date hereof. No content provider (i.e., label or publisher) has provided written notice to the Company or any of its Subsidiaries that it no longer intends to make its content available to, or that it intends to materially decrease the amount of content made available to, the Company or any of its Subsidiaries.

3.20  Permits; Compliance. The Company and its Subsidiaries have in effect and are in substantial compliance with all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as now being conducted (collectively, the “Company Permits”), except where the failure to have or comply with any such Company Permit would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company Permits will be terminated or impaired in any material respect or become terminable, in whole or in part, as a result of the Merger, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.21 Environmental Matters.

(a) Since the earlier of the expiration of the applicable statute of limitations and March 31, 2003, the properties, operations and activities of the Company and its Subsidiaries have been and are, in compliance with all applicable Environmental Laws and Environmental Permits (each as defined below), except where such noncompliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries and the properties and operations of the Company and its Subsidiaries are not subject to any pending or, to the Knowledge of the Company, threatened Action under any Environmental Law, including without limitation with respect to any present or former operations, facilities or Subsidiaries.

(c) To the Knowledge of the Company, since the earlier of the expiration of the applicable statute of limitations and March 31, 2003, there has been no release of any Hazardous Materials into the environment by the Company or its Subsidiaries.

(d) Since the earlier of the expiration of the applicable statute of limitations and March 31, 2003, neither the Company nor any of its Subsidiaries (y) has received any written notice that the Company, any of its Subsidiaries or any of their respective present or former operations, facilities or Subsidiaries is or may be a potentially responsible party or otherwise liable in connection with any site used for the disposal of or otherwise containing Hazardous Materials, or (z) has, to the Company’s Knowledge, disposed of, arranged for the disposal of, or transported any Hazardous Materials to any site which is listed on the U.S. Environmental Protection Agency’s National Priorities List or which is otherwise subject to remediation or investigation.

(e) The Company and its Subsidiaries have made available to Parent all material internal and external environmental audits and reports (in each case relevant to the Company or any of its Subsidiaries) in the possession of the Company or its Subsidiaries.

(f) The term “Environmental Laws” means all Laws in effect as of the date of this Agreement relating to pollution or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder, as in effect on the date hereof. “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

3.22 Opinion of Financial Advisor. The Company Board has received the opinion of UBS Securities LLC, its financial advisor, to the effect that, as of the date of this Agreement and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the holders of Shares pursuant to this Agreement is fair to such holders from a financial point of view, and such opinion has not been withdrawn or revoked prior to the date of this Agreement. A written copy of such opinion will be delivered to Parent as promptly as practicable following the date hereof.

3.23 Board Approval. The Company Board, at a meeting duly called and held at which a quorum was present throughout, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, and (ii) resolved to recommend that holders of Shares accept the Offer and that such holders entitled to vote on the approval of this Agreement and the transactions contemplated herein, including the Merger, vote to approve the same (the “Company Board Approval”). As of the date of this Agreement, the Company Board Approval has not been withdrawn, revoked or modified.

3.24 Vote Required. The Requisite Company Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary (under the Company Certificate, the DGCL, other applicable Law or otherwise) to approve this Agreement and the Merger.

3.25 Insurance. All premiums due and payable under all insurance policies maintained by the Company have been paid and the Company and its Subsidiaries are otherwise in compliance with the material terms of such policies. As of the date hereof, neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs. As of the date hereof, neither the Company nor any of its Subsidiaries has any disputed claim or claims aggregating $100,000 or more with any insurance provider relating to any claim for insurance coverage under any policy or insurance maintained by the Company or any of its Subsidiaries.

3.26 Company IT.

(a) The Company and its Subsidiaries have taken steps consistent with industry practice to maintain the material Company IT Systems in good working condition to perform information technology operations necessary for the conduct of the business of the Company and its Subsidiaries as conducted on the date hereof, including as necessary for the conduct of such business as a whole, causing the material Company IT Systems to be generally available for use during normal working hours and performing reasonable back-up procedures in respect of the data critical to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course of business consistent with past practice) as conducted on the date hereof.

(b) For purposes of this Agreement, “Company IT Systems” shall mean any information technology and computer systems (including computers, software, programs, databases, middleware, servers, workstations, routers, hubs, switches, data communications lines, and hardware) used in the transmission, storage, organization, presentation, generation, processing or analysis of data in electronic format, which technology and systems are necessary to the conduct of the business of the Company and its Subsidiaries as conducted on the date hereof.

3.27 Related Party Transactions. Except as disclosed in the Company SEC Documents, no director, executive officer or, to the Company’s Knowledge, any person who beneficially owns 5% or more of the issued and outstanding Shares is a party to any contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its subsidiaries or has engaged in a transaction with any of the foregoing within the last 12 months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.28 State Takeover Statutes. The Company Board has taken all actions so that, to the Company’s Knowledge (except with respect to the Laws of the State of Delaware), the restrictions imposed by any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States (including any such statute or regulation under the DGCL) applicable to the Company shall not be applicable to the Merger. To the Company’s Knowledge (except with respect to the Laws of the State of Delaware), the restrictions imposed by any state takeover or other similar statute or regulation are not applicable to the Offer, the Merger, or this Agreement (including any amendments to such agreements) or the other transactions contemplated by this Agreement.

3.29 Rule 14d-10(d). The Company (acting through its Compensation Committee) has taken all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee that may reasonably be considered conditional on, related to or otherwise an integral part of the Offer or Merger to be approved as an “employment compensation arrangement” and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as set forth in the disclosure schedule delivered by Parent and Purchaser to the Company prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), Parent and Purchaser jointly and severally represent and warrant to the Company that:

4.1 Organization and Qualification. Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. As used in this Agreement, the term “Parent Material Adverse Effect” means any effect, event or change that prevents or materially delays or is reasonably likely to prevent or materially delay the ability of Parent and Purchaser to perform in all material respects their obligations under the Agreement or to consummate the Offer or the Merger in accordance with the terms hereof.

4.2 Authority Relative to this Agreement. Each of Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. The execution and delivery of this Agreement and the consummation of the Offer and the Merger have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize their execution and delivery of this Agreement or to consummate the Offer and the Merger (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes the valid and binding obligations of each of Parent and Purchaser, enforceable against them in accordance with its respective terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) rules of law governing specific performance and injunctive and other forms of equitable relief.

4.3 No Violation; Required Filings and Consents.

(a) The execution and delivery by each of Parent and Purchaser of this Agreement does not, and the performance of this Agreement and the consummation by each of Parent and Purchaser of the Offer and the Merger contemplated hereby shall not, (i) violate any provision of Parent’s Articles of Incorporation or bylaws or Purchaser’s Certificate of Incorporation or bylaws, (ii) violate any Law applicable to Parent or any of its Subsidiaries or by which any asset of Parent or any of its Subsidiaries is bound or affected, except to the extent that any such violations would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent and Purchaser of this Agreement does not, and the performance of this Agreement and the consummation by each of Parent and Purchaser of the Offer and the Merger shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements of the Exchange Act (including without limitation the filing of the Offer Documents with the SEC), the Securities Act, the filings required by the DGCL and the filing of the Certificate of Merger as required by the DGCL, (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect and (iii) the filings required under the HSR Act and foreign Antitrust Laws pursuant to Section 5.3(a) and the expiration of the waiting periods required in connection therewith.

4.4 Brokers. No broker, finder, financial adviser, investment banker or other banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Offer and the Merger based upon arrangements made by, or on behalf of, Parent or any of its Subsidiaries.

4.5 Proxy Statement. At the times (if any) the Proxy Statement is filed with the SEC, sent to the stockholders of the Company and the Stockholder Meeting, none of the information supplied by Parent, Purchaser and their respective Affiliates specifically for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Offer Documents. The Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. On the date filed with the SEC and on the date first published, sent or given to holders of Shares, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, except that no representation is made by Parent or Purchaser with respect to any written information supplied by the Company specifically for inclusion in the Offer Documents.

4.7 Legal Proceedings. There is no claim, suit, action, proceeding or investigation of any nature pending or, to the Knowledge of Parent and Purchaser, being threatened, against Parent or Purchaser or challenging the validity or propriety of the transactions contemplated by this Agreement, which if adversely determined, would either individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

4.8 Availability of Funds. Parent’s and Purchaser’s obligations hereunder are not subject to any conditions regarding their ability to obtain financing for the consummation of the transactions contemplated by this Agreement. Parent has, and, as of the Closing, Purchaser will have, cash available sufficient to enable it to perform its obligations hereunder and consummate the transactions contemplated by this Agreement.

4.9 Ownership of Company Capital Stock. Neither Parent nor Purchaser is, nor at any time during the last three (3) years have they been, the beneficial owner of any shares of capital stock of the Company.

ARTICLE 5

COVENANTS

5.1 Interim Operations. During the period from the date of this Agreement until the Acceptance Date (or until termination of this Agreement in accordance with Article 7 hereof (the “Termination Date”)), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent, or lack thereof, may not be unreasonably delayed), (iii) as may be required by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company covenants and agrees with Parent that (A) the business of the Company and its Subsidiaries shall be conducted in the ordinary course and consistent with past practice, and, to the extent consistent therewith, the Company and its Subsidiaries shall use their commercially reasonable efforts to preserve intact their current business organizations, to keep available the services of their current officers and key employees, and to preserve their relationships with material customers, suppliers, licensors, licensees, advertisers, distributors and other third parties having business dealings with them, and to preserve in all material respects the goodwill of their respective businesses; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed specifically by any specific provision of clause (B) of this Section 5.1 shall be deemed a breach of this clause (A) of Section 5.1 unless such action would constitute a breach of such specific provision of clause (B), and (B) the Company shall not, and (as applicable) shall not permit any of its Subsidiaries to:

(a) (i) authorize for issuance, issue, deliver, sell, or agree to issue, deliver or sell, or pledge or otherwise encumber, any shares of capital stock or any other securities convertible into, or any rights, warrants or options to acquire, any such shares, except for issuances of Shares upon the exercise of Options outstanding as of the date of this Agreement or purchase rights under the Company ESPP, or (ii) repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests, except for the repurchase of Shares in connection with the vesting of Restricted Shares under, and in accordance with the terms of, the Stock Option Plans and the agreements executed thereunder;

(b) (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it, (ii) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or ownership, (iii) amend or otherwise change the Company Certificate or Company Bylaws or the certificate of incorporation, bylaws or equivalent organizational documents of any Subsidiary, or (iv) split, combine or reclassify any shares of its capital stock;

(c) declare, set aside or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for dividends paid by direct or indirect wholly owned Subsidiaries to the Company or another of its wholly owned Subsidiaries with respect to capital stock;

(d) (i) grant or agree to any material increase in the compensation or fringe benefits of, or pay any bonus to or enter into any new employment, severance or termination agreement, or amend any existing employment, severance or termination agreement with any current or former director, officer or employee except for (A) increases in compensation and payment of bonuses expressly required under employment agreements, bonus plans and other Company Plans, agreements and arrangements existing as of the date of this Agreement, (B) ordinary course raises granted to non-officer employees in connection with regularly scheduled performance reviews and (C) entering into offer letters with newly-hired non-officer employees, the terms and conditions of which shall be substantially similar to the terms and conditions of the forms previously provided to Parent and Purchaser, and which shall not provide for a term of employment or severance payments (other than those generally made pursuant to applicable Company policy, if any); (ii) become obligated under any employee benefit plan that was not in existence on the date hereof, or amend, modify or terminate any Company employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date hereof, except as required by Law or the terms of any such plan; or (iii) pay any benefit not required by any plan or arrangement as in effect as of the date of this Agreement (including, without limitation, the granting of, acceleration of, exercisability of or vesting of stock options, stock appreciation rights or restricted stock, except as otherwise required or permitted by the terms of this Agreement);

(e) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing all or substantially all the assets or capital stock or other equity interests of, any business or any corporation, limited liability company, partnership or other business organization, other than purchases of assets in the ordinary course of business consistent with past practice and not in excess of $100,000;

(f) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, any of its properties or assets other than (i) properties or assets not in excess of $100,000 in one instance or $200,000 in the aggregate, (ii) in the ordinary course of business consistent with past practice, (iii) non-exclusive trademark and logo licenses granted by the Company to partners for marketing purposes in the ordinary course of business and that have a term of one year or less remaining or that are terminable without penalty upon 60 days or less notice; (iv) nonexclusive licenses granted by the Company in the ordinary course of business to customers for such customers’ use of the Company’s products and services, (v) liens relating to Taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by the Company in accordance with GAAP, and (vi) liens of landlords, carriers, warehousemen, mechanics and materialmen that are incurred in the ordinary course of business, in each instance for amounts not yet due and payable;

(g) incur, assume or pre-pay any indebtedness for borrowed money or enter into any agreement to incur, assume or pre-pay any indebtedness for borrowed money, except for (i) payments required or permitted and the incurrence of indebtedness in the ordinary course of business consistent with past practice, and (ii) financing of capital expenditures in the ordinary course of business and not in excess of $50,000;

(h) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any party, other than loans between or among the Company and any of its Subsidiaries and cash advances to the Company’s or any such Subsidiary’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice and guarantees made by the Company of the obligations of any of its Subsidiaries for the benefit of such Subsidiary;

(i) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than the Company and its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition of any person other than the Company and its Subsidiaries, or enter into any arrangement having the economic effect of any of the foregoing;

(j) fail to maintain insurance covering risks of such types and in such amounts as are consistent with the Company’s past practices, or cancel or terminate any material insurance policy that names the Company as beneficiary or loss payable payee;

(k) establish or acquire (i) any Subsidiary other than wholly-owned Subsidiaries, or (ii) Subsidiaries organized outside of the United States and its territorial possessions;

(l) amend, modify or waive any term of any of its outstanding securities;

(m) enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;

(n) settle or compromise any pending or threatened suit, action, claim or litigation, except in the ordinary course of business and where such settlement or compromise would result in payments (individually and not in the aggregate), net of insurance, by the Company of less than $100,000;

(o) change any of the material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures) used by the Company and its Subsidiaries as of the date hereof, except as may be required as a result of a change in applicable Law or in GAAP;

(p) make or change any material tax election, make or change any material method of accounting with respect to Taxes or compromise any material Tax liability or file any material amended Tax Return, except in each case as required by applicable Law;

(q) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice, or payments otherwise expressly permitted by the terms of this Agreement;

(r) transfer or license to any third party any Company Intellectual Property (other than pursuant to a contract in effect as of the date of this Agreement), or amend or modify any contract in effect as of the date of this Agreement and relating to Company Intellectual Property, other than the grant in the ordinary course of business of non-exclusive trademark and logo licenses that have a term of one year or less remaining or that are terminable without penalty upon 60 days or less notice and that are granted by the Company to partners for marketing purposes, and other than non-exclusive licenses to customers in connection with the provision of the Company’s or its Subsidiaries’ services; and

(s) agree or commit to do any of the foregoing.

5.2 Merger Without a Stockholder Meeting; Preparation of the Proxy Statement; Stockholder Meeting. In the event that Parent and Purchaser shall collectively own at least ninety percent (90%) of the Shares immediately following either the Acceptance Date and the expiration of any subsequent offering period(s) or the Top-Up Option Closing, as applicable, the parties hereto agree to take all necessary and appropriate action (including transfer of any Shares held by Parent to Purchaser) to cause the Merger to become effective as soon as practicable after the Acceptance Date and the expiration of any subsequent offering period(s) or the Top-Up Option Closing, as applicable, without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL. In the event Parent and Purchaser do not collectively own at least ninety percent (90%) of the Shares immediately following the Acceptance Date and the expiration of any subsequent offering period(s) or the Top-Up Option Closing, as applicable, then as soon as practicable following the Acceptance Date and the expiration of any subsequent offering period(s) or the Top-Up Option Closing, as applicable, the Company shall prepare and file with the SEC a proxy statement relating to a meeting of Company stockholders to approve this Agreement and the Merger (such proxy statement, as amended or supplemented from time to time, being hereinafter referred to as the “Proxy Statement”), and shall, as soon as practicable, duly call, give notice of, convene and hold a meeting of the stockholders of the Company (the “Stockholder Meeting”) for the purpose of approving this Agreement and the Merger. Each of the Company, the Parent and the Purchaser shall use its commercially reasonable efforts, after consultation with the other parties hereto, to respond to all SEC comments with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the Company’s stockholders at the earliest practicable date. The Proxy Statement shall comply in all material respects with the Exchange Act and any other Law and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other Law. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and any amendments thereto prior to the filing thereof with the SEC, provided that Parent and Purchaser shall review and respond to drafts of the Proxy Statement and any amendments thereto in a commercially reasonable manner. At the times the Proxy Statement is filed with the SEC, sent to the stockholders of the Company and of the Stockholder Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties with respect to any information supplied by Parent or Purchaser or any of their respective representatives that is contained in or incorporated by reference in the Proxy Statement. At the Stockholder Meeting, Parent shall cause all of the Shares then owned by Parent and Purchaser to be voted in favor of the approval of this Agreement and the Merger. Parent shall not, and shall cause Purchaser not to sell, transfer, pledge, mortgage or otherwise encumber or subject to lien or otherwise dispose of (or agree to do any of the foregoing) any of the Shares then owned by Parent and Purchaser prior to cancellation thereof pursuant to Section 2.6(b).

5.3 Filings and Consents.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall (and shall use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents, attorneys, accounts and representatives to) consult and fully cooperate with and provide assistance to each other in filing the required notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any filings and consents under non-U.S. Laws intended to prohibit, restrict, or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (“Foreign Antitrust Laws”), if applicable, and to cause the early termination of any waiting period under the HSR Act or such Foreign Antitrust Laws; provided, however, that no party shall be under any obligation to divest any assets or hold separate any assets or take any other similar measures in connection with any demand therefor by any Governmental Authority as a pre-condition to the approval of the transactions contemplated by this Agreement by such Governmental Authority. Prior to making any application to or filing with any Governmental Authority under the HSR Act or any Foreign Antitrust Laws, each party shall provide the other party with drafts thereof (excluding any confidential information included therein) and afford the other party a reasonable opportunity to comment on such drafts. Subject to Section 7.5, if applicable, each of Parent and the Company shall pay one half of the fees associated with any required filing to be made with any Governmental Authorities in connection with the transactions contemplated by this Agreement.

(b) Without limiting the obligations set forth in Section 5.3(a) above, subject to the terms and conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to assist the other parties hereto in timely making all filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made or obtained by the other parties from any third party or any Governmental Authority in connection with or as a condition to the Offer or Merger. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide the other parties with drafts thereof (excluding any confidential information included therein) and afford the other parties a reasonable opportunity to comment on such drafts. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Section 5.3, the proper officers and directors of the Surviving Corporation shall take all such necessary action.

5.4 Access to Information. From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated in accordance with Article 7, and subject to the requirements of any applicable Law, the Company shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, counsel, accountants, investment bankers, financial advisors and other representatives (collectively, the “Company Representatives”) to, give Parent and Purchaser and their respective directors, officers, employees, counsel, accountants, investment bankers, financial advisors and other representatives (collectively, the “Parent Representatives”) access, in a manner reasonably designed to minimize disruption to the operations of the Company, upon reasonable notice and during the Company’s normal business hours, to the offices and other facilities and to the books and records of the Company and each of its Subsidiaries and shall cause the Company Representatives to furnish or make available to Parent, Purchaser and the Parent Representatives such financial and operating data and such other information with respect to the business and operations of the Company and its Subsidiaries as Parent, Purchaser or the Parent Representatives may from time to time reasonably request. The foregoing notwithstanding, the Company shall not be required to afford such access to the extent that it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would likely result in a loss of privilege or trade secret protection to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law. Unless otherwise required by Law, each of Parent and Purchaser shall, and shall cause the Parent Representatives to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement. Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement, dated March 24, 2008 (the “Confidentiality Agreement”), between Parent and the Company shall apply to all information furnished to any Parent Representative by any Company Representative hereunder or thereunder.

5.5 Notification of Certain Matters. Each of the parties hereto shall promptly notify the others in writing of (i) receipt of any written notice from any third party alleging that the consent of such third party is or may be required in connection with the Offer or the Merger, and (ii) any material claims, actions, proceedings or governmental investigations commenced or, to its Knowledge, threatened, involving or affecting the Company or any of its Subsidiaries or any of their property or assets. The Company shall promptly notify Parent in writing if any representation or warranty made by the Company in this Agreement has become, to the Company’s Knowledge, untrue or inaccurate in any material respect, or if any failure of the Company to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure could reasonably be expected to cause, individually or in the aggregate, any of the conditions to the Offer set forth in clauses (B), (C) or (D) of Annex A to fail to be satisfied at the Expiration Date. Parent shall prompt notify the Company in writing if any representation or warranty made by Parent or Purchaser in this Agreement has become untrue or inaccurate, or if any failure of Parent or Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, could reasonably be expected to give the Company the right to terminate the Agreement pursuant to Section 7.3(b). Notwithstanding anything in this Agreement to the contrary, no such notification, nor any information or Knowledge obtained pursuant to Section 5.4, shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.6 Public Announcements. Each of the parties hereto agrees that, promptly following the execution of this Agreement, Parent and the Company shall issue a press release, in a form mutually agreed upon by the parties, announcing the execution of this Agreement, and file a current report with the SEC on Form 8-K attaching the press release and a copy of this Agreement as exhibits. Thereafter, prior to issuing any press release or otherwise making any public statement with respect to the Offer or the Merger, the parties agree to provide each other with a copy of any such press release or statement for review, and not to issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law.

5.7 Indemnification; Directors’ and Officers’ Insurance

(a) The certificate of incorporation and the bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and related matters as are set forth in the Company Certificate and Company Bylaws as in effect as of the date of this Agreement, which provisions shall not prior to the six (6) year anniversary of the Closing Date be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification and related matters under the Company Certificate, the Company Bylaws or any other indemnification agreement in effect prior to the date hereof in respect of actions or omissions occurring at or prior to the Effective Time.

(b) Without limiting Section 5.7(a) or any additional rights that an Indemnified Party may have under any agreement or otherwise, for a period of six (6) years following the Effective Time, Parent and the Surviving Corporation, jointly and severally, shall indemnify, defend and hold harmless each person who is or has been prior to the date of this Agreement a director or executive officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against all expenses, damages, losses, judgments, settlements and other liabilities (“Losses”) in connection with any claim, action, suit, demand, proceeding or investigation (a “Claim”), to which any Indemnified Party is or may become a party to by virtue of his or her service as a director or executive officer of the Company or any of its Subsidiaries and arising out of actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, including all actions taken or omitted in connection with this Agreement and the Offer, in each case, to the fullest extent permitted by Law and as provided in the Company Certificate and Company Bylaws as in effect at the date hereof.

(c) Any Indemnified Party wishing to claim indemnification under this Section 5.7 after the Effective Time, upon learning of any such Claim, shall notify the Surviving Corporation thereof. In the event of a Claim, the Surviving Corporation shall have the right to assume the defense thereof and, if it so assumes such defense, the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that if a conflict of interest exists between the Surviving Corporation and one or more Indemnified Parties as to a Claim, the Indemnified Party or Indemnified Parties shall have the right to participate, through one (1) counsel of its or their choosing, in the defense, compromise or settlement of such Claim, and the legal and other expenses thereof shall be paid for by the Surviving Corporation. In the event the Indemnified Party or Indemnified Parties retain separate counsel pursuant to the preceding sentence, the Surviving Corporation shall nonetheless be entitled to sole control of the defense and settlement of such Claim, so long as, in the case of settlement, such settlement involves only the payment of monies and includes a complete release in favor of the Indemnified Party or Indemnified Parties. Notwithstanding the foregoing, the Surviving Corporation shall not have any obligation hereunder to an Indemnified Party if a court of competent jurisdiction shall finally determine that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) On or prior to the Acceptance Date, the Company or Parent shall purchase “tail” insurance policies for directors’ and officers’ liability insurance and fiduciary liability coverage (“D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time providing such coverages that are no less favorable than the policies maintained by the Company as of the date hereof, with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as the Company’s existing policies (the “Tail Policy”). Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries. In the event that the carriers do not make the Tail Policy available to the Company for any reason, Parent shall cause the Surviving Corporation to maintain the Company’s existing D&O Insurance policy (or a comparable policy) for a period of not less than six (6) years after the Effective Time; provided, however, that if the annual premium paid for such insurance at any time following the Closing shall exceed 200% of the per annum rate of premium paid by the Company as of the date of this Agreement for such insurance, then Parent shall, or shall cause the Surviving Corporation to, provide as much coverage as shall then be available at an annual premium equal to 200% of such rate.

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.

(f) This Section 5.7 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs, legal representatives, successors, assigns and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.

5.8 Further Assurances; Reasonable Efforts. Except as otherwise provided in this Agreement, prior to the Effective Time, the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all such actions as may be necessary or appropriate in order to consummate, as expeditiously as practicable, the Offer and the Merger on the terms and subject to the conditions set forth in this Agreement, including but not limited to eliminating the effect of any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or similar anti-takeover statute or regulation (each, a “Takeover Statute”) applicable to the Company, Parent, Purchaser, this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, or, if such effect cannot be eliminated, complying with, and using commercially reasonable efforts to assist the other parties hereto in complying with, such Takeover Statutes.

5.9 [intentionally deleted]

5.10 No Solicitation.

(a) From and after the date of this Agreement until the earlier of the Acceptance Date or the termination of this Agreement pursuant to Article 7, the Company shall not, and the Company shall not permit its Subsidiaries or its executive officers and directors to, and the Company shall not authorize or knowingly permit any Company Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action intended to facilitate any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than Parent, Purchaser or the Parent Representatives) regarding an Acquisition Proposal, (iii) furnish to any party (other than Parent, Purchaser or the Parent Representatives) any information intended to facilitate an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal; provided, however, that nothing contained in this Section 5.10(a) shall prohibit the Company Board from furnishing information to, or engaging in discussions or negotiations with, any party that makes an unsolicited bona fide written Acquisition Proposal if (A) the Company Board determines in good faith after consultation with its outside legal counsel, that failing to take such action would be substantially likely to result in a breach of its fiduciary duties to the Company’s stockholders under applicable Law, (B) the Company Board determines in good faith after consultation with its outside legal counsel and its financial advisors that the Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, (C) prior to furnishing such information to, or engaging in discussions or negotiations with, such party, the Company receives from such party an executed confidentiality agreement with terms no less favorable to the Company, in all material respects, than those contained in the Confidentiality Agreement, and (D) the Company notifies Parent prior to taking any such action (which notice shall include a complete and correct copy of such proposal). The Company agrees that it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

(b) The Company shall, within one Business Day after the receipt of any Acquisition Proposal, notify Parent of and provide Parent with a complete and correct copy of such Acquisition Proposal. After such initial notice, the Company shall (within one (1) Business Day) notify Parent and, if applicable, provide complete and correct copies of any material change or other material development with respect to any such Acquisition Proposal, including material amendments as to price or the other material terms thereof.

(c) The Company Board shall not withdraw (or modify in a manner adverse to Parent or Purchaser) or propose publicly to withdraw (or modify in a manner adverse to Parent or Purchaser) the Company Board Recommendation, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (other than an Acquisition Proposal made by Parent) (such action is referred to herein as an “Adverse Recommendation Change”; provided, however that the failure of the Company Board to remain unanimous shall not be considered an Adverse Recommendation Change as long as the Company Board Recommendation continues to have the support of at least seventy-five percent (75%) of the Company Board) unless (i) the Company Board determines in good faith after consultation with its outside legal counsel that the failure to make such an Adverse Recommendation Change would be substantially likely to result in a breach of its fiduciary duties to the Company’s stockholders under applicable Law, (ii) in the event such Adverse Recommendation Change is the result of having received an Acquisition Proposal, the Company shall have complied in all material respects with this Section 5.10 with respect to such Acquisition Proposal, (iii) the Company shall have given Parent at least five (5) Business Days prior written notice of its intent to make an Adverse Recommendation Change and, in the event such Adverse Recommendation Change is the result of having received an Acquisition Proposal, attaching a complete and correct copy of such Acquisition Proposal (it being agreed that any amendment to the amount or form of consideration of the Acquisition Proposal shall require a new notice and a new three (3) Business Day period), (iv) during such five (5) (or three (3), as applicable) Business Day period, the Company, consistent with the Company Board’s fiduciary duties, engages in good faith negotiations with Parent with respect to such changes to the terms of the Offer, the Merger and this Agreement as may be proposed by Parent, and (v) the Company does not receive from Parent a definitive and binding offer to enter into a definitive agreement which the Company Board determines, in good faith in consultation with its financial advisors, is at least as favorable to the stockholders of the Company as the Acquisition Proposal. Notwithstanding the foregoing, a communication by the Company Board to the stockholders of the Company pursuant to Rule 14e-2(a) or Rule 14d-9 of the Exchange Act shall not, in and of itself, be deemed to constitute an Adverse Recommendation Change, but any statement by the Company pursuant to Rule 14e-2(a) that does not contain a recommendation to Company stockholders to accept the Offer shall be considered an Adverse Recommendation Change.

(d) If at any time prior to the Acceptance Date, the Company Board determines in good faith after consultation with its outside legal counsel, that the failure to accept an unsolicited Superior Proposal that did not result from a breach of this Section 5.10 would result in a breach of its fiduciary duties to the Company’s stockholders under applicable Law, the Company Board may terminate this Agreement pursuant to Section 7.3 hereof; provided, however, that the Company shall not terminate this Agreement, and any such termination shall be void and of no force and effect, unless (i) the Company pays to Parent the Termination Payment required by Section 7.5(a), and (ii) the Company shall have complied in all respects with the provisions of Section 5.10(c)(ii)-(iv) applicable to an Adverse Recommendation Change resulting from such Superior Proposal, regardless of whether an Adverse Recommendation Change in fact occurs.

(e) “Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition of twenty percent (20%) or more of the total assets of the Company and its Subsidiaries, in a single transaction or series of related transactions, (ii) any direct or indirect acquisition of twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries, in a single transaction or series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any party beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company or any of its Subsidiaries, or (v) any public announcement of an agreement, proposal or plan to do any of the foregoing, other than the Offer and the Merger.

(f) “Superior Proposal” shall mean any bona fide Acquisition Proposal by a third party that the Company Board determines in its good faith judgment, after consultation with an independent financial advisor, to be more favorable to, and in the best interests of, the stockholders of the Company, taking into account (i) all the terms and conditions of such Acquisition Proposal and this Agreement (including any proposal or offer by Parent to amend the terms of this Agreement pursuant to Section 5.10(b)), and (ii) all financial, regulatory, legal and other aspects (including the timing and likelihood of consummation) of such proposal; provided, however, that if the Acquisition Proposal consists entirely of cash consideration, such Acquisition Proposal shall not be considered a “Superior Proposal” unless the per share cash consideration payable to holders of Shares represented by the Acquisition Proposal exceeds the Offer Consideration (or such greater amount as Parent and Purchaser may have offered in response to the Acquisition Proposal); provided, further, that for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be deemed to be a reference to “at least fifty percent (50%).”

(g) Any breach by a Company Subsidiary, or an executive officer or director of the Company, of this Section 5.10 shall be deemed a breach by the Company.

5.11 Deregistration. Each of the parties hereto agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to terminate the registration of the Shares under the Exchange Act promptly following the Effective Time.

5.12 Option to Acquire Additional Shares.

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to a number of newly-issued shares of common stock of the Company (the “Top-Up Option Shares”) equal to the lowest number of shares that when added to the number of Shares collectively owned by Parent and Purchaser at the time of such exercise shall constitute one share more than ninety percent (90%) of the Shares (inclusive of such Top-Up Option Shares) at a purchase price per Top-Up Option Share (the “Top-Up Option Purchase Price”) equal to the Offer Consideration or such higher price per share, if applicable, paid upon the Acceptance Date; provided, however, that in no event shall the number of Top-Up Option Shares exceed (i) a number that would require the Company to obtain approval of its stockholders under applicable Law, or under the regulations of any stock exchange applicable to the Company, in connection with such issuance, or (ii) the Company’s then authorized and unissued shares of common stock. Purchaser may exercise the Top-Up Option at any time after the Acceptance Date. Purchaser shall exercise the Top-Up Option by sending the Company a written notice (an “Exercise Notice,” and the date on which such Notice is given, the “Notice Date”) specifying the denominations of the certificate or certificates evidencing the Top-Up Option Shares which Purchaser wishes to receive and the place for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Option Closing”) and a date not earlier than one (1) Business Day nor later than five (5) Business Days after the Notice Date for the Top-Up Option Closing; provided, however, that (i) if the Top-Up Option Closing cannot be consummated by reason of any applicable Laws, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated, and (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Authority is required in connection with such purchase, Purchaser and the Company shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The Company shall, promptly after receipt of the Exercise Notice, deliver a written notice to Purchaser confirming the number of Top-Up Option Shares and the Top-Up Option Purchase Price therefor.

(b) At the Top-Up Option Closing (i) the Company shall deliver to Purchaser (against payment as herein provided) a certificate or certificates evidencing the applicable number of Top-Up Option Shares (in the denominations designated by Purchaser in the Exercise Notice) and (ii) Purchaser shall purchase each Top-Up Option Share from the Company at the Top-Up Option Purchase Price specified in Section 5.12(a) above. Payment by Purchaser of the Top-Up Option Purchase Price for the Top-Up Option Shares may be made, at the option of Purchaser, by delivery of (i) immediately available funds by wire transfer to an account designated by Company and/or (ii) a promissory note, in form and substance reasonably satisfactory to the Company and in a principal face amount equal to the aggregate amount of the Top-Up Option Purchase Price, which promissory note shall be payable in full with accrued interest immediately at the Effective Time. Failure or refusal of the Company to confirm the number of Top-Up Option Shares or the Top-Up Option Purchase Price as required by Section 5.12(a) above or to designate a bank account for receipt of wire transfer shall not preclude Purchaser from exercising the Top-Up Option by delivering a bank check or promissory note in the amount of the Top-Up Option Purchase Price to the Company at the address set forth in Section 8.6 no later than the date of the Top-Up Option Closing. Upon the delivery by Purchaser to the Company of the Top-Up Option Purchase Price for the Top-Up Option Shares, to the extent permitted by applicable Laws, Purchaser shall be deemed the holder of record of the Top-Up Option Shares, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing the Top-Up Option Shares shall not then be actually delivered to Purchaser. The Company shall pay all expenses, and any and all federal, state and local taxes and other charges, that may be payable in connection with the preparation, issuance, and delivery of stock certificates under this Section 5.12.

(c) The Top-Up Option shall terminate on the “Option Termination Date,” which shall occur upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article 7. Notwithstanding the occurrence of the Option Termination Date, Purchaser shall be entitled to purchase, and, as described in Section 5.12(b), upon tender of payment of the Top-Up Option Purchase Price shall be deemed to have purchased, the Top-Up Option Shares if it has provided the Exercise Notice to the Company in accordance with the terms hereof prior to such termination, and the occurrence of the Option Termination Date shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such date.

5.13 Directors.

(a) Promptly upon the Acceptance Date, and from time to time thereafter, Parent, may, but shall not be required to, designate up to such number of directors, rounded up to the nearest whole number, on the Company Board as shall give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (after giving effect to such new Parent designated directors) and the percentage that the number of Shares purchased in the Offer bears to the number of Shares outstanding, and the Company shall, upon request of Parent, promptly increase the size of the Company Board and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Parent with such level of representation and shall cause Parent’s designees to be so elected. The Company shall also use its reasonable best efforts to cause persons designated by Parent to constitute the same percentage as is on the entire Company Board to be on (i) each committee of the Company Board, (ii) the board of directors of each Subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable Laws. Notwithstanding the provisions of this Section 5.13, the Parent and the Company shall use reasonable efforts to ensure that, at all times prior to the Effective Time, at least two (2) of the members of the Company Board are Continuing Directors; provided, however, that (i) if at any time prior to the Effective Time there shall be less than two (2) Continuing Directors serving as directors of the Company for any reason, then the Company Board shall cause an individual or individuals selected by the remaining Continuing Director(s) to be appointed to serve on the Company Board (and any such individual shall be deemed to be a Continuing Director for all purposes under this Agreement), and (ii) if at any time prior to the Effective Time no Continuing Directors remain on the Company Board, then the Company Board shall appoint two (2) individuals who are not officers, employees or Affiliates of the Company, Parent or Purchaser to serve on the Company Board (and such individuals shall be deemed to be Continuing Directors for all purposes under this Agreement).

(b) The Company’s obligations to effect election of Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, if applicable. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 5.13, including mailing to its stockholders the information required by such Section and Rule which, unless Parent otherwise elects, shall be so mailed together with the Schedule 14D-9. The Company shall include in the Schedule 14D-9 such information with respect to Company and its officers and directors as is required under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 5.13. Parent shall promptly supply, and be solely responsible for, any information with respect to itself and its designees, officers, directors and Affiliates required by such Section and Rule to Company, which information shall be true and correct in all material respects.

(c) During the period following the election or appointment of Parent’s designees pursuant to this Section 5.13 until the Effective Time, the unanimous approval of the Continuing Directors then in office shall be required to authorize (i) any amendment or termination of this Agreement or abandonment by the Company or the Company Board of the Merger, (ii) any amendment to the Company Certificate or the Company Bylaws, other than as contemplated by this Agreement, (iii) any extension by the Company or the Company Board of the time for the performance of any of the obligations or other acts of Parent or Purchaser, including any extension of the Closing Date pursuant to Section 2.1 or any extension of the Effective Time of the Merger to any time subsequent to the time of filing of the Certificate of Merger pursuant to Section 2.1, (iv) any waiver of any of the Company’s rights hereunder, or (v) any Adverse Recommendation Change. For purposes of this Agreement, “Continuing Directors” shall mean the directors of the Company not affiliated with Parent who were not designated by Parent and (A) were “independent” as defined in the rules of the Nasdaq Global Market, or (B) were elected subsequent to the date hereof by, or on the recommendation of, (x) directors who were directors on the date hereof, or (y) the Continuing Directors.

5.14 Employee Benefits.

(a) Parent agrees that from the date of purchase of Shares pursuant to the Offer and for at least the first twelve (12) months following the Effective Time, it shall, or shall cause the Company or Surviving Corporation, as applicable, and its Subsidiaries to, continue to maintain the Company Plans as in effect as of the date of this Agreement, and/or, following the Effective Time, maintain other plans that, in the aggregate, provide benefits to the Company’s employees that are not less favorable in the aggregate to the Company’s employees than the benefits currently in effect with respect to such employees, it being understood that the foregoing shall not require Parent or the Surviving Corporation to maintain any particular employee benefit plan, and that the Stock Option Plans and Employee Stock Purchase Plan shall be terminated immediately prior to the Effective Time.

(b) Employees of the Company and its Subsidiaries shall receive credit for all purposes (including, without limitation, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary.

(c) Nothing in this Section 5.14 shall be construed to prevent termination of any individual employee, and except as expressly set forth in this Section 5.14, no provision of this Agreement shall prevent the Surviving Corporation from changing benefits available for any individual employee, or amending or terminating any particular plan.

(d) Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger by each individual who is a director or officer of the Company to be exempt to the maximum extent reasonably possible under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

(a) To the extent stockholder approval is required by law for consummation of the Merger, the Company shall have obtained the Requisite Company Vote at the Stockholder Meeting in accordance with the DGCL and the Company Certificate and Company Bylaws;

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting consummation of the Merger; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated;

(c) All material consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities required to be made or obtained prior to the consummation of the Merger shall have been made or obtained; and

(d) Purchaser shall have accepted for purchase all of the Shares properly tendered and not withdrawn pursuant to the terms and conditions of the Offer.

ARTICLE 7

TERMINATION

7.1 Termination by Mutual Consent. This Agreement may be terminated, and in connection therewith the Offer may be terminated, at any time prior to the Acceptance Date, and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of the Company, by the mutual written consent of the Company, acting under the direction of the Company Board, and Parent and Purchaser, acting under the direction of their respective boards of directors.

7.2 Termination by Purchaser, Parent or the Company. This Agreement may be terminated, and in connection therewith the Offer may be terminated, at any time prior to the Acceptance Date, and the Merger may be abandoned at any time prior to the Effective Time, by either Purchaser and Parent, on the one hand, by action of their respective boards of directors, or the Company, on the other hand, by action of the Company Board, if:

(a) any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the consummation of the Merger and such Order shall have become final and nonappealable;

(b) the Offer shall not have been consummated on or before January 12, 2009 (the “Offer Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.2(b) shall not be available to any party whose failure to perform in any material respect any covenant or obligation under this Agreement has been the primary cause of or resulted in the failure of the Offer to have been consummated on or before the Offer Outside Date; or

(c) there shall be any Law that makes consummation of the Offer or the Merger illegal or otherwise prohibited.

7.3 Termination by the Company. This Agreement may be terminated by the Company, acting under the direction of the Company Board, and in connection therewith the Offer may be terminated, at any time prior to the Acceptance Date:

(a) pursuant to and in accordance with Section 5.10; or

(b) if there has been a breach by Parent or Purchaser of any representation, warranty, covenant or agreement of Parent or Purchaser set forth in this Agreement, which breach is reasonably likely to result in a Parent Material Adverse Effect, except where such breach (if curable) shall have been cured prior to the earlier of (i) ten (10) Business Days following notice from the Company to Parent of such failure, and (ii) the Offer Outside Date.

7.4 Termination by Purchaser or Parent. This Agreement may be terminated by Parent or Purchaser, acting under the direction of their respective boards of directors, and in connection therewith the Offer may be terminated and the Merger may be abandoned at any time prior to the Acceptance Date:

(a) as a result of a failure of any of the conditions set forth in clauses (B), (C) or (D) of Annex A, except where such failure (if curable) shall have been cured prior to the earlier of (i) ten (10) Business Days following notice from Parent to the Company of such failure and (ii) the Offer Outside Date, and except for willful and material breaches by the Company of its obligations under Section 5.10, which are governed by Section 7.4(b) below; or

(b) (i) an Adverse Recommendation Change has occurred, (ii) the Company has willfully and materially breached any of its obligations under Section 5.10, or (iii) the Company Board fails to reaffirm its recommendation of this Agreement and the Offer or the Merger within ten (10) Business Days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal that has not been withdrawn.

7.5 Payment of Fees and Expenses

(a)	In the event this Agreement is terminated:

(i)	by the Company pursuant to Section 7.3(a);

(ii)	by Parent or Purchaser pursuant to Section 7.4(b);

then in any such event, the Company shall pay to Parent an amount equal to $3,000,000 (the “Termination Payment”) in cash payable concurrently with such termination (in the event of termination by the Company) or within two (2) Business Days of such termination (in the event of termination by Parent or Purchaser), in each case by wire transfer of immediately available funds to an account designated by Parent.

(b) In the event this Agreement is terminated by Parent or Purchaser pursuant to Section 7.2(b) (but only if the Minimum Condition has not been met by such date) or Section 7.4(a) (but, if the termination is based on a breach of a representation or warranty of the Company, only if such breach was directly or indirectly attributable in whole or in part to the actions of the Company), and, in either case, an Acquisition Proposal with respect to a Subsequent Transaction has been publicly made (and not publicly and irrevocably withdrawn) prior to the earlier of the termination of the Offer or the Outside Date, and, if within twelve (12) months of the date of such termination, the Company enters into a letter of intent, written agreement in principle, acquisition agreement or similar agreement with respect to, or publicly discloses, a Subsequent Transaction, the Company shall, upon the consummation of such Subsequent Transaction, pay to Parent an amount equal to the Termination Payment by wire transfer of immediately available funds to an account designated by Parent. For purposes of this Section 7.5(b), a “Subsequent Transaction” means a transaction the proposal of which would constitute an Acquisition Proposal (substituting 51% for the 20% thresholds set forth in the definition of “Acquisition Proposal”).

(c) Except for the right to receive the payments required pursuant to Section 7.5(a) and Section 7.5(b) above, if applicable, each of the parties hereto shall bear its own expenses incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Offer and the Merger.

(d) Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent would not enter into this Agreement. If the Company fails to promptly pay the amounts contemplated by Section 7.5(a) or 7.5(b), as applicable, and in order to obtain payment of such amounts, Parent commences a suit that results in a judgment against the Company for some or all of such amounts, the Company shall additionally pay to Parent and Purchaser’s costs and expenses (including attorneys’ fees) incurred in connection with such suit, as well as an interest on the Termination Payment, at the prime rate of Wells Fargo N.A. in effect on the date such payment was required to be made.

7.6 Effect of Termination. If this Agreement is terminated pursuant to this Article 7, this Agreement shall become void and of no effect with no liability on the part of any party or its stockholders, directors, officers, employees or representatives, except as otherwise prescribed in Section 8.2 and except that nothing herein shall relieve any party from liability for a willful breach of, or fraud in connection with, this Agreement.

ARTICLE 8

MISCELLANEOUS

8.1 Third-Party Beneficiaries. Except for the provisions of Section 5.7, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies.

8.2 No Survival. None of the representations, warranties and agreements made in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time or the termination of this Agreement in accordance with Article 7 hereof. Notwithstanding the foregoing, this Section 8.2 shall not limit any covenant or agreement which by its terms contemplates performance after the Effective Time or the termination of this Agreement as the case may be. For the avoidance of doubt, the agreements set forth in Article 2, Section 5.7 and Article 8 shall survive the Effective Time and those set forth in the last sentence of Section 5.4, Section 7.5 and this Section 8.2 shall survive termination of this Agreement.

8.3 Modification or Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the stockholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that either changes the amount or type of consideration into which the Shares shall be converted pursuant to this Agreement or otherwise by Law requires the further approval by such stockholders without such further approval. Without limiting the foregoing, this Agreement may not be amended or modified except by an instrument in writing signed by the parties.

8.4 Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein or delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered to the recipient by hand or nationally recognized overnight courier service (costs prepaid), or sent by facsimile (receipt confirmed) (provided that any notices required to be given by the Company pursuant to Section 5.10 herein must be sent by facsimile), in each case as follows:

If to Parent or Purchaser:

Best Buy Co., Inc. 7601 Penn Avenue South Richfield, MN 55423 Attention: Todd G. Hartman, Esq. Facsimile No.: (612) 292-2323

with a copy to:

Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
Attention: John R. Houston, Esq.
Facsimile No.: (612) 339-4181

If to the Company:

Napster, Inc. 9044 Melrose Avenue Los Angeles, CA 90069 Attention: Chief Executive Officer Facsimile No.: (310) 281-5121

with copies to:

O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, California 92660 Attention: David A. Krinsky, Esq. Facsimile No.: (949) 823-6994

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.7 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which when executed and delivered shall constitute one and the same agreement, and any of which may be delivered by facsimile.

8.9 Certain Definitions. As used in this Agreement:

(a) the term “Affiliate,” as applied to any party, shall mean any other person or party directly or indirectly controlling, controlled by, or under common control with, that party. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any party, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that party, whether through the ownership of voting securities, by contract or otherwise;

(b) the term “Knowledge,” of a party means (i) with respect to the Company, the actual Knowledge of the Company’s executive officers after due inquiry, and (ii) with respect to Parent and Purchaser, Joseph Joyce and Todd Hartman; and

(c) the term “Subsidiary” or “Subsidiaries” means, with respect to party, any corporation, limited liability company, partnership or other legal entity of which such party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the voting power of the equity securities of such corporation, limited liability company, partnership or other legal entity generally entitled to vote for the election of the board of directors (or comparable governing body) of such corporation, limited liability company, partnership or other legal entity; and

(d) The phrase “Fully Diluted Basis” means, as of the date of determination, (i) the number of Shares outstanding, together with (ii) Shares which the Company may be required to issue pursuant to outstanding Options that are exercisable and the exercise price of which is less than the Offer Consideration on such date.

8.10 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to Section 8.3, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, unless the effects of such invalidity, illegality or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.

8.12 Submission to Jurisdiction; Waiver of Jury Trial. Each of the parties hereto submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States of America located in the State of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the parties hereto also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any party hereto may make service on any other Party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.5 above. Nothing in this Section 8.12, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.13 Enforcement of Agreement. The parties acknowledge and agree that they would each be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the parties may be entitled, at law or in equity, the parties shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

8.14 Calculation of Share Ownership. For purposes of calculating the percentage of Shares tendered to, accepted for purchase by, or that are or would (upon the occurrence of a specified event) be owned by Parent and/or Purchaser under any provision of this Agreement, including Sections 1.1(c), 5.2, 5.12 and Annex A, Shares issued under the Company’s Stock Option Plans that are restricted stock awards to which vesting restrictions are applicable shall be included in the number of shares issued and outstanding.

* * * * *

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized as of the date first above written.

PARENT:

Best Buy Co., Inc., a Minnesota corporation

By:	/s/ David J. Morrish
David J. Morrish
Executive Vice President, Connected Digital Solutions

PURCHASER:

Puma Cat Acquisition Corp., a Delaware corporation

By:	/s/ David J. Morrish
David J. Morrish
Chief Executive Officer

COMPANY:

Napster, Inc., a Delaware corporation

By:	/s/ Wm. Christopher Gorog
Wm. Christopher Gorog
Chairman and Chief Executive Officer

ANNEX A

The capitalized terms used in this Annex A shall have the respective meanings given to such terms in the Agreement and Plan of Merger, dated as of September 14, 2008, among Parent, Purchaser and the Company (the “Agreement”) to which this Annex A is attached.

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, but subject to the terms and conditions of the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may, but only to the extent expressly permitted by this Agreement, postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, if, by the Expiration Date (i) there shall not have been validly tendered and not withdrawn a number of Shares which, together with any other Shares owned directly or indirectly by Parent, would constitute more than one-half of the number of Shares outstanding on a Fully Diluted Basis (the “Minimum Condition”), or (ii) any of the following events shall be continuing:

(A) there shall be pending any suit, action or proceeding that has a reasonable likelihood of success brought by any Governmental Authority, or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect (irrespective of whether such Order is the result of a Claim by a Governmental Authority or a person other than a Governmental Authority), and such suit, action or proceeding has the effect of (i) preventing or prohibiting consummation of the Offer or Merger, (ii) prohibiting or imposing any material limitation on the ownership or operation by Parent, Purchaser, the Surviving Corporation or any of their respective subsidiaries of, or to compel Parent, Purchaser, the Surviving Corporation or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Parent, the Company or any of their respective subsidiaries, as a result of the Offer, (iii) imposing any limitations on the ability of Parent, Purchaser or any other Affiliate of Parent to acquire or hold, or exercise effectively, full rights of ownership of, any Shares acquired in the Offer or the Merger, including the right to vote any Shares on matters properly presented to the stockholders of the Company, including without limitation the approval and adoption of the Agreement and the transactions contemplated thereby, including the Merger, or (iv) otherwise imposing material limitations on the ability of Parent or Purchaser to effectively acquire and hold the business or operations of the Company or its Subsidiaries;

(B) any representations and warranties of the Company set forth in the Agreement (other than those contained in Section 3.6(b)), which for purposes of this clause (B), shall be read as though none of them contained any Company Material Adverse Effect or materiality qualifications, shall not be true and correct (i) as of the date of the Agreement and (ii) as of the Expiration Date as though then made on and as of that date, except for those representations and warranties that address matters only as of a particular date (in which case such representations shall be true and correct as of such date), except where the failure to be so true and correct, when taken together with all other such failures, would not have, individually or in the aggregate, a Company Material Adverse Effect;

A-1

(C) the representation and warranty of the Company set forth in Section 3.6(b) of the Agreement shall not be true and correct as of the Expiration Date as though then made on and as of that date;

(D) the Company shall have failed to perform in any material respect any obligation (or, with respect to obligations that are qualified by materiality, failed to perform in any respect), or to comply in any material respect with any covenant (or, with respect to covenants that are qualified by materiality, failed to comply in any respect), of the Company to be performed or complied with under the Agreement;

(E) the Company Board shall have failed to reaffirm its recommendation of this Agreement and the Offer or the Merger within ten (10) Business Days after Parent requests in writing that such recommendation be reaffirmed, at any time following the public announcement of an Acquisition Proposal that has not been withdrawn;

(F) the Company Board shall have made an Adverse Recommendation Change;

(G) any waiting period (and any extension thereof) under the HSR Act or any applicable Foreign Antitrust Laws shall not have expired or not been terminated; or

(H) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (other than any action or inaction by Parent or Purchaser) giving rise to any such condition, or may be waived by Parent or Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares shall forthwith be returned by the Agent to the tendering stockholders.

Glossary of Defined Terms

DEFINED TERM	LOCATION OF DEFINITION

Acceptance Date	Section 1.1
Acquisition Proposal	Section 5.10
Action	Section 3.12
Affiliate	Section 8.9
Adverse Recommendation Change	Section 5.10
Agent	Section 2.8
Agreement	Preamble
Business Day	Section 1.1
Cancelled Shares	Section 2.6
Certificate of Merger	Section 2.1
Certificates	Section 2.8
Claim	Section 5.7
Closing	Section 2.1
Closing Date	Section 2.1
Code	Section 2.9
Company	Preamble
Company Certificate	Section 3.1
Company Balance Sheet Date	Section 3.6
Company Board	Section 1.3
Company Board Approval	Section 3.23
Company Board Recommendation	Section 1.3
Company Bylaws	Section 3.1
Company Disclosure Schedule	Article 3
Company ESPP	Section 2.7
Company IT Systems	Section 3.26
Company Intellectual Property	Section 3.10
Company Material Adverse Effect	Section 3.1
Company Owned Intellectual Property	Section 3.10
Company Permits	Section 3.20
Company Plan	Section 3.14
Company Registered Intellectual Property	Section 3.10
Company Representatives	Section 5.4
Company SEC Documents	Section 3.7
Confidentiality Agreement	Section 5.4
Continuing Directors	Section 5.13
Controlled Group Liability	Section 3.14
D&O Insurance	Section 5.7
DGCL	Recitals
Dissenting Shares	Section 2.6
Dissenting Stockholder	Section 2.6

DEFINED TERM	LOCATION OF DEFINITION

Effective Time	Section 2.1
Environmental Laws	Section 3.21
Environmental Permit	Section 3.21
ERISA	Section 3.14
ERISA Affiliate	Section 3.14
Exchange Act	Section 1.1
Exercise Notice	Section 5.12
Expiration Date	Section 1.1
Foreign Antitrust Laws	Section 5.3
Fully Diluted Basis	Section 8.9
GAAP	Section 3.1
Governmental Authority	Section 3.5
HSR Act	Section 5.3
Hazardous Materials	Section 3.21
Indemnified Parties	Section 5.7
Intellectual Property	Section 3.10
Knowledge	Section 8.9
Laws	Section 1.2
Losses	Section 5.7
Material Contract	Section 3.15
Merger	Section 2.1
Merger Consideration	Section 2.6
Minimum Condition	Annex A
Multiemployer Plan	Section 3.14
Notice Date	Section 5.12
Offer	Section 1.1
Offer Consideration	Section 1.1
Offer Documents	Section 1.2
Offer Outside Date	Section 7.2
Option	Section 2.7
Option Consideration	Section 2.7
Option Termination Date	Section 5.12
Order	Section 6.1
Parent	Preamble
Parent Material Adverse Effect	Section 4.1
Parent Representatives	Section 5.4
Payment Fund	Section 2.8
Proxy Statement	Section 5.2
Purchaser	Preamble
Purchaser Common Stock	Section 2.6
Purchaser Disclosure Schedule	Article 4
Qualified Plan	Section 3.14
Registered Intellectual Property	Section 3.10
Requisite Company Vote	Section 3.3

DEFINED TERM	LOCATION OF DEFINITION

Restricted Shares	Section 2.7
Rights Plan	Section 2.7
Sarbanes-Oxley Act	Section 3.7
Schedule 14D-9	Section 1.3
Schedule TO	Section 1.2
SEC	Section 1.1
Securities Act	Section 3.7
Shares	Section 1.1
Stock Option Plans	Section 2.7
Stockholder Meeting	Section 5.2
Subsequent Transaction	Section 7.5
Subsidiary/Subsidiaries	Section 8.9
Superior Proposal	Section 5.10
Surviving Corporation	Section 2.1
Surviving Corporation Common Stock	Section 2.6
Tail Policy	Section 5.7
Takeover Statute	Section 5.8
Tax	Section 3.8
Tax Return	Section 3.8
Taxes	Section 3.8
Termination Date	Section 5.1
Termination Payment	Section 7.5
Top-Up Option	Section 5.12
Top-Up Option Closing	Section 5.12
Top-Up Option Purchase Price	Section 5.12
Top-Up Option Shares	Section 5.12
UBS Engagement Letter	Section 3.13
WARN Act	Section 3.17